This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but this prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-239969

SUBJECT TO COMPLETION, DATED MAY 18, 2021

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Prospectus dated July 21, 2020)

$1,000,000,000

Common Stock

We are offering $1 billion of shares of our Class A common stock, no par value per share (the “Common Stock Offering”). Throughout this prospectus supplement, we refer to shares of our Class A common stock, no par value per share, as our “common stock.” Based on the closing price of our common stock on the New York Stock Exchange (the “NYSE”) on May 17, 2021, we would expect to issue and sell 2,731,569 shares of our common stock.

Our common stock is listed on the NYSE under the symbol “LAD.” The last reported closing price of our common stock on the NYSE on May 17, 2021 was $366.09 per share.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1) See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to $150 million of additional shares of our common stock from us.

Concurrently with this offering we are conducting a private offering (the “concurrent notes offering”) of $500 million aggregate principal amount of senior notes due 2029 (the “new notes”). The concurrent notes offering is being made pursuant to a separate offering memorandum and is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). Neither this offering nor the concurrent notes offering is conditioned upon the completion of the other offering, so it is possible that this offering occurs and the concurrent notes offering does not occur, and vice versa. Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any new notes.

Investing in our common stock involves risks. Please carefully consider the “Risk Factors” beginning on page S-15 of this prospectus supplement and the risk factors contained in the documents incorporated by reference herein.

The underwriters expect to deliver the common stock on or about                 , 2021.

Joint Book-Running Managers
J.P. Morgan		Goldman Sachs & Co. LLC

Bookrunners
BofA Securities	BTIG		Craig-Hallum
Guggenheim Securities	Jefferies	Stephens Inc.	Wells Fargo Securities

Co-Managers
The Benchmark Company	Citigroup		Seaport Global Securities

The date of this prospectus supplement is                 , 2021.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base prospectus in making a decision about whether to invest in our common stock. We and the underwriters have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying base prospectus, any document incorporated by reference herein and therein is accurate only as of their respective dates or on the date or dates that are specified in such documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of our common stock and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus. The second part, the accompanying base prospectus, gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying base prospectus before deciding to invest in our common stock.

To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying base prospectus or in any document incorporated by reference in this prospectus supplement having an earlier date than the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. You should also read and consider the additional information under the captions “Where You Can Find More Information” and “Information Incorporated by Reference” in this prospectus supplement.

We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying base prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying base prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus supplement and the accompanying base prospectus outside the United States. This prospectus supplement and the accompanying base prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying base prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

References in this prospectus supplement to the “Company,” “Lithia Motors,” “Lithia,” “we,” “us” and “our” and similar terms refer to Lithia Motors, Inc. and its consolidated subsidiaries.

NON-GAAP FINANCIAL MEASURES

This prospectus supplement contains non-GAAP financial measures such as EBITDA and Adjusted EBITDA. Non-GAAP measures do not have definitions under GAAP and may be defined differently by and not comparable to similarly titled measures used by other companies. As a result, we review any non-GAAP financial measures in connection with a review of the most directly comparable measures calculated in accordance with GAAP. We caution you not to place undue reliance on such non-GAAP measures, but also to consider them with the most directly comparable GAAP measures. As required by SEC rules, we have reconciled these measures to the most directly comparable GAAP measures in this prospectus supplement. We believe the non-GAAP financial measures we present improve the transparency of our disclosures; provide a meaningful presentation of our results from core business operations, because they exclude items not related to core business operations and other non-cash items; and improve the period-to-period comparability of our results from core business operations. These presentations should not be considered an alternative to GAAP measures.

MARKET, RANKING, INDUSTRY DATA AND FORECASTS

This prospectus supplement and the documents incorporated by reference herein include market share, ranking, industry data and forecasts that we obtained from industry publications, surveys, public filings and internal company sources. As noted in this prospectus supplement and the documents incorporated by reference herein, Auto Care Association, Edmunds, and IHS Markit were the primary sources for third-party industry data

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and forecasts. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information or information incorporated by reference herein. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position and ranking are based on market data currently available to us, management’s estimates and assumptions we have made regarding the size of our markets within our industry. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement and the documents incorporated by reference herein. Neither we nor the underwriters can guarantee the accuracy or completeness of such information contained or incorporated by reference in this prospectus supplement.

INTELLECTUAL PROPERTY

We own or have rights to trademarks, service marks or trade names and all other intellectual property that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names contained or incorporated by reference in this prospectus supplement are the property of their respective owners. Some of the trademarks we own or have ownership interest rights in include Lithia Auto Stores, DCH Auto Group, Carbone Auto Group, Baierl Automotive, Downtown L.A. Auto Group, Driveway, Suburban Collection, Keyes Automotive Group and Driveway Finance. We also sell products under a number of manufacturers’ licensed brands. Our use of such brands are subject to our compliance with franchise agreements our stores enter into with each respective manufacturer. We also own or have the rights to copyrights that protect certain content used in our business. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus supplement or the documents incorporated by reference herein are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein and therein include statements that constitute forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, you can identify forward-looking statements by terms such as “project,” “outlook,” “target,” “may,” “will,” “would,” “should,” “seek,” “expect,” “plan,” “intend,” “forecast,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “likely,” “goal,” “strategy,” “future,” “maintain,” and “continue” or the negative of these terms or other comparable terms. Examples of forward-looking statements in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein and therein include, among others, statements we make regarding:

•

Estimated annualized revenues and estimated annualized adjusted EBITDA for recent, pending and potential acquisitions included under “Summary — Our Strengths — Disciplined M&A Strategy with Successful Track Record of Execution and Integration”;

•	Future market conditions, including anticipated vehicle sales levels;

•	Anticipated impacts of the continued COVID-19 pandemic on the U.S. and local economies in which we operate, our business operations and consumer demand;

•	Continuation of our sales and services, including in-store appointments and home deliveries;

•	Expectations regarding our inventory levels and manufacturer and lender incentives;

•	Expected growth from our e-commerce home solutions and digital strategies;

•	Expected operating results, such as improved store performance; continued improvement of selling, general and administrative expenses (“SG&A”) as a percentage of gross profit and all projections;

•	Anticipated integration, success and growth of acquired stores;

•	Anticipated ability to capture additional market share;

•	Anticipated ability to find accretive acquisitions;

•	Expected revenues from acquired stores;

•	Anticipated synergies, ability to monetize our investment in digital innovation;

•	Anticipated additions of dealership locations to our portfolio in the future;

•	Anticipated financial condition and liquidity, including from our cash, availability on our credit facilities and unfinanced real estate;

•	Anticipated use of proceeds from our financings;

•	Anticipated allocations, uses and levels of capital expenditures in the future;

•	Expectations regarding compliance with financial and restrictive covenants in our credit facility and other debt agreements;

•	Statements regarding furloughed employees and cost reductions;

•	Our strategies for customer retention, growth, market position, financial results and risk management; and

•	Expectations regarding programs and initiatives for employee recruitment, training and retention.

The forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus involve known and unknown risks, uncertainties and situations that may cause our actual results to materially differ from the results expressed or implied by these statements. Certain important factors that could cause actual results to differ from our expectations are discussed in the “Risk Factors” section

S-iv

of this prospectus supplement and the accompanying base prospectus and in other filings we may make from time to time with the SEC. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein and therein.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that depend on circumstances that may or may not occur in the future. You should not place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. We assume no obligation to update or revise any forward-looking statement.

S-v

SUMMARY

This summary provides an overview of selected information contained elsewhere in, or incorporated by reference in, this prospectus supplement and the accompanying base prospectus, but does not contain all of the information that you should consider before making a decision to invest in our common stock. Before making a decision to invest in our common stock, you should carefully read this entire prospectus supplement and the accompanying base prospectus, including the information discussed or referenced under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement, and our consolidated financial statements and related notes thereto and other information incorporated by reference in this prospectus supplement and the accompanying base prospectus. See “Information Incorporated by Reference.”

Our Company

Lithia Motors, Inc. is a growth company powered by people and innovation with a long-term plan to profitably consolidate the automotive industry, the largest retail sector in our country. As a leading provider of personal mobility solutions reaching 100% of the United States1, Lithia is among the fastest growing companies in the Fortune 500 (#6 rank on 10-year earnings per share growth, #4 on 10-year total stockholder return and #252 rank on revenues in 2020). As of March 31, 2021, we operated 216 locations representing 33 brands in 22 states. All of our revenues are generated within the U.S. and all of our property and equipment is located within the U.S.

We offer a wide array of products and services fulfilling the entire vehicle ownership lifecycle including new and used vehicles, finance and insurance products and automotive repair and maintenance. We strive for diversification in our products, services, brands and geographic locations to reduce dependence on any one manufacturer, reduce susceptibility to changing consumer preferences, manage market risk and maintain profitability. Our diversification, along with our operating structure, provides a resilient and nimble business model.

Our omni-channel strategy pragmatically disrupts the industry by leveraging our experienced teams, massive selection of owned inventories, technology and physical logistics network. We seek to provide customers with a seamless experience across online and physical offerings, broad selection and access to specialized expertise and knowledge. Our physical logistics network enables us to provide convenient touch points for customers and provide services throughout the entire ownership life cycle. We use digital technologies to further activate our physical network and generate additional revenues. This unique growth model generates significant cash flows, which funds innovation and the expansion of our nationwide network, creating personal transportation solutions wherever, whenever and however consumers desire.

We seek to increase market share and optimize profitability by focusing on the consumer experience and applying proprietary performance measurement systems fueled by data science. In July 2020, we introduced Driveway, a convenient, simple and transparent platform that serves as our e-commerce home solution and allows us to deliver differentiated, proprietary digital experiences. We believe Driveway will allow us to further activate our physical network and capture additional earnings.

[1]	Based on a 400 mile radius from our store locations.

Our Industry and Market Opportunity

The U.S. automotive industry represents a massive market opportunity that remains highly fragmented and in the early stages of modernization.

•

The U.S. Automotive Market Opportunity is Massive and Remains Highly Fragmented. Representing nearly $2 trillion dollars in annual revenue[2], the U.S. auto industry represents the largest retail category and the largest participant represents less than 1.5%. Leaders within the category, such as Lithia, are well positioned to continue to consolidate a highly fragmented landscape, with the largest participant accounting for less than one percent market share of the approximately $350 billion in annual gross profit.

•

By Addressing the Entire Customer Lifecycle, We Have a Significantly Larger Addressable Market Opportunity Than Competitors. Lithia is able to provide more solutions to more people compared to new vehicle franchise dealers, which typically have a more limited selection and less servicing innovation, and public used auto dealers, which generally address only the used vehicle segment and have a more transactional relationship with customers.

Maximizes Addressable Market | Providing More Things to More People ($bn)3

[2]	Source: IHS Markit 2019 vehicle registrations, Edmunds, Auto Care Association.
[3]	Source: IHS Markit 2019 vehicle registrations, Auto Care Association.
[4]	Used vehicles: Assumes Traditional New Franchise Dealers target 0-5 year old used vehicles; Public Used Only Auto Dealers target 0-10 year old used vehicles.
[5]	Service, body & parts: Assumes new vehicle dealers addressable market limited by utilization of only original parts and represents 50% of the market.

Our Competitive Strengths

•

Automotive Customers Are Seeking New Ways to Shop. We believe consumers are seeking a simple, transparent, convenient, empowered experience when shopping, selling or servicing their vehicles that encompasses the full transaction including obtaining financing and finalizing their purchases. Driveway, our ecommerce home solution, meets these desires and provides the most comprehensive solution in the automotive retail space. We believe we are well positioned to help modernize the industry and deliver end-to-end digital solutions and reduce friction in a complex car buying process. Now entering our second quarter with full spectrum offerings, we see a clear pathway for Driveway:

•

Incremental customers: 97.8% of our Driveway customers during Q1 2021 were incremental and had never done business with a Lithia dealership before; we had a 142% increase in monthly unique users between Q4 2020 and Q1 2021, as well as organic traffic growth of 140% over the same period.

•	Simple, fast, convenient: Average of 19 minutes for a customer to complete a full vehicle purchase transaction online with financing included during Q1 2021.

•

Transparency in a complex transaction: 15% of all credit decisions are auto approved. The overwhelming majority still require help from our Driveway Care Center to structure their purchase, balance their credit and desires, and get through the financing process.

•	Leveraging our nationwide network: 43% of our Q1 2021 sales were out of region, and our average shipping distance was 732 miles with an average shipping fee of $477.

•

Omni-channel Approach Supported by Offline Footprint and Digital Capabilities. Our omni-channel focus allows us to leverage the power of an industry leading network of people, inventory and density to address the primary challenges facing car buyers:

•	Transparency: We offer a negotiation free experience for all products and services on Driveway, and within the service and parts business in the traditional network.

•	Affordability: We offer products and services to fit every budget and need, including a large selection of vehicles and lifetime service contracts that offer tremendous value to our customers.

•

Convenience: We are able to leverage the strength of 250+ convenient locations reaching 100% of the United States with a digital network offering approximately 50,000 owned vehicles online with direct-to-home proprietary digital solutions.

Our competitive advantage is created by our teams, our selection, and our physical network combined with innovation.

•

Proven M&A Track Record of Value Creation Driving Continued Scale. Our M&A strategy has been successful both financially and culturally. Our disciplined approach focuses on acquiring new vehicle franchises, which operate in markets ranging from mid-sized regional markets to metropolitan markets. Acquisition of these businesses increase our proximity to the consumer throughout the United States. While we target an annual after tax return of more than 15% for our acquisitions[6], we have averaged over a 25% return by the third year of ownership due to a disciplined approach focusing on accretive, cash flow positive targets at reasonable valuations. Culturally, we have a greater than 95% acquisition employee retention rate, demonstrating the valuable career opportunities we provide to our employees. In addition to being financially accretive, M&A drives network growth that improves our ability to serve customers through vast selection, greater density and access to customers and ability to leverage national branding and advertising.

[6]

Annual after tax returns defined as annual after tax income as a percent of original investment in intangibles. After tax income is different from adjusted EBITDA and is calculated after depreciation, taxes and the cost of goodwill intangibles.

We target acquisitions that are accretive to our adjusted EBITDA at inception and have demonstrated an ability to successfully integrate these businesses to achieve additional synergies.7 During 2020, we acquired businesses with, prior to our acquisition, approximately $3.5 billion of estimated annualized revenues and approximately $137 million in estimated annualized adjusted EBITDA, reflecting a 6.3x valuation multiple8, before synergies. Following our acquisition, these acquired businesses contributed approximately $1.65 billion in revenues and approximately $80.2 million in adjusted EBITDA to our financial results for the twelve months ended March 31, 2021.

To date in 2021, we have acquired businesses with, prior to our acquisition, approximately $3.375 billion of estimated annualized revenues and approximately $136 million in estimated annualized adjusted EBITDA, reflecting a 4.9x valuation multiple, before synergies. Following our acquisition, these acquired businesses contributed $71 million in revenues and approximately $5 million in adjusted EBITDA to our financial results for the first quarter of 2021. Since announcing our 5-year plan in July 2020, we have acquired $6.7 billion of estimated annualized revenues.

As we focus on expanding our physical network of stores, one of the criteria we evaluate is a valuation multiple between 3x to 7x of investment in intangibles to estimated annualized adjusted EBITDA, with various factors including location, ability to expand our network and talent considered in determining value. We also target an investment in intangibles as a percentage of annualized revenues in the range of 15% to 30%. Our acquisitions completed in 2020 represented an aggregate investment in intangibles of $861 million, or 24% of their estimated annualized revenues, and our acquisitions completed to date in 2021 represented an investment in intangibles of $672 million, or 20% of their estimated annualized revenues. Currently, we are party to signed purchase agreements or letters of intent to acquire businesses with approximately $3 billion of estimated annualized revenues and approximately $115 million of estimated annualized adjusted EBITDA before synergies.9

In addition to the closed and contracted acquisitions discussed above, our M&A pipeline includes potential targets with approximately $15 billion of estimated annualized revenue that we believe may be available at prices within our hurdle range. Given our valuation premium relative to our acquisition targets, we believe these acquisitions are immediately accretive even absent synergies and future performance improvements.

•

Data-Focused Approach Creates Opportunities to Capitalize on Innovation of New Products and Services. We have a deep culture of leveraging data and have a unique opportunity to unlock new innovative products and services through our vast data resources, which we have been significantly investing in since 2017. We believe our data assets are highly differentiated and will allow us to unlock new innovative products and services by leveraging this data. Key data resources include:

•	Approximately 75 years of customer relationships and transaction data including over 2.5 million vehicles sold over the past 10 years.

[7]

Estimated annualized revenues and adjusted EBITDA presented herein are based on the annualization of estimated financial results for certain limited periods prior to our acquisition of those businesses together with assumptions about future steady-state performance. We cannot assure you that actual performance in the future will match these estimates. See “Risk Factors—Risks Related to this Offering and Investing In Our Common Stock—Our presentation of estimated annualized revenues and estimated annualized adjusted EBITDA for acquired businesses or acquisition targets do not represent actual historical results or pro forma results for any period and may not be reflective of our future performance. You should not place undue reliance on these estimates.”

[8]	Valuation multiple calculated as investment in intangibles divided by annualized adjusted EBITDA.
[9]

We can make no assurances that such pending transactions will close in a timely manner or at all, or that they will contribute annualized revenues or annualized adjusted EBITDA in the amount that we have estimated.

•	With over 50% penetration rate on vehicle subscription services, these customers visit us two times per year on average and create millions of customer impressions each year.

•	A database of five million customers, positioning us to create dynamic, personalized communications and highly relevant advertising.

•	Key opportunities remain to leverage this data and optimize our customer interactions, including through our MyDriveway portal, which serves as our integrated digital customer engagement platform.

•

Our Combination of Growth, Scale and Profitability Positions Us Well in the Market. We have grown at a compound annual growth rate of 20% in revenues and 35% in earnings per share since 2010. Our wide breadth of product offerings allows us to address a larger portion of the market than our competitors and our strong profitability including leading gross profit per unit economics allows us to reinvest in organic and inorganic growth opportunities that we believe can earn attractive return on capital.

Our Growth Strategies

We believe we have a significant long-term opportunity to increase our revenues and profitability. We plan to execute on these opportunities through the following strategies.

•

Core. Continued same stores sales growth and margin expansion. In particular, we are focused on increasing our market share and our finance and insurance sales, while effectively leveraging our cost structure.

•

Network Expansion. Significant pipeline of accretive acquisitions. We have a strong culture in executing acquisition and a disciplined evaluation framework that targets opportunities that will be accretive and cash flow positive, with a typical investment of 15% to 30% of acquired revenues.

•

Driveway. New product introduction and regional expansion. Driveway was introduced in July 2020 and now provides full spectrum offerings including negotiation-free new and used vehicle sales, nationwide in-home delivery and a 7-day money back guarantee. In 2021, we have expanded our brand marketing to now reach 21% of the population.

•	New Product Expansion. Capturing adjacencies including expanding our financing options available to customers and investigating and expanding subscription service contract offerings.

•	Data Driven Innovation. Product and service cross-sell and upsell opportunities including through more targeted and personalized advertising.

Impact of COVID-19

The novel coronavirus (COVID-19) pandemic has resulted in shelter in place orders, widespread travel and transportation restrictions and closures of commercial spaces and industrial facilities across the United States, including in the markets in which we operate. As the pandemic was beginning and shelter in place restrictions were enacted, our business experienced significant declines in volume. As restrictions relaxed, our decentralized management structure empowered our leaders closest to each market to respond appropriately by establishing procedures and best practices that promote the health and wellbeing of our team members, customers and communities while providing reliable transportation, which has been deemed an essential service in all markets.

Despite the challenges that have been created by COVID-19, the customer-focused solutions our teams have implemented, coupled with a highly diverse business model that provides significant resiliency in periods of economic stress, have enabled us to remain profitable through the pandemic. Overall, gross profit per unit of $4,392 in the quarter ended March 31, 2021 was up 18.7% compared to the first quarter of 2020. See “Risk Factors — Risks Related to Our Business — The novel coronavirus has had and may continue to have an adverse effect our business, financial condition, results of operations and cash flows.”

Recent Developments

Concurrent Notes Offering

Concurrently with this offering we are conducting a private offering of $500 million aggregate principal amount of senior notes due 2029 (the “new notes”). The new notes, if issued, will rank equal in right of payment with our existing 5.250% senior notes due 2025 (the “2025 notes”), our existing 4.625% senior notes due 2027 (the “2027 notes”) and our existing 4.375% senior notes due 2031 (the “2031 notes” and, together with the 2025 notes and the 2027 notes, the “existing notes”) and be guaranteed by our subsidiaries that guarantee the existing notes. The concurrent notes offering is being made pursuant to a separate offering memorandum and is not part of the offering to which this prospectus supplement relates. The concurrent notes offering has not been and, if issued, will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and the new notes will be offered only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act) and outside the United States to persons other than U.S. persons in reliance on Regulation S under the Securities Act.

Neither this offering nor the concurrent notes offering is conditioned upon the completion of the other offering, so it is possible that this offering occurs and the concurrent notes offering does not occur, and vice versa. The amount and terms and conditions of the concurrent notes offering will be subject to market conditions and may change materially from the amount assumed herein. We cannot assure you that the concurrent notes offering will be completed on the terms described herein, on significantly different terms, or at all. The foregoing description and other information in this prospectus supplement regarding the concurrent notes offering is included solely for informational purposes. Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any new notes.

If consummated, we estimate that we will receive net proceeds from the concurrent notes offering of approximately $494.6 million, after deducting initial purchasers’ discounts and our estimated offering expenses. We intend to use the net proceeds from the concurrent notes offering, if any, for general corporate purposes, which could include financing possible acquisitions, repaying or refinancing debt, working capital and capital expenditures.

Recent Acquisitions

On April 13, 2021, we acquired The Suburban Collection, headquartered in Troy, Michigan. The acquisition is the first major platform in our North Central region, and adds a business that produced $2.4 billion of estimated annualized revenue and has over 2,000 team members. In addition, on April 27, 2021, we acquired one of the largest Honda dealerships in the country, Planet Honda, located in Union, New Jersey. These acquisitions were funded with a combination of cash on hand and borrowings from our revolving lines of credit.

Credit Facility

On April 29, 2021, we amended our $2.8 billion syndicated credit facility (the “credit facility”), as amended from time to time, comprised of 19 financial institutions (including seven manufacturer-affiliated finance companies), to increase the total financing commitment from $2.8 billion to $3.75 billion and extend the maturity date from January 2025 to April 2026. The credit facility provides for initial allocation of the financing commitment of up to $336 million in used vehicle inventory floorplan financing, up to $434 million in revolving financing for general corporate purposes, including acquisitions and working capital, up to $2.88 billion in new vehicle inventory floorplan financing, and up to $100 million in service loaner vehicle floorplan financing. The facility includes financial and restrictive covenants typical of such agreements, lending conditions, and representations and warranties by us. Financial covenants include requirements to maintain minimum current and fixed charge coverage ratios and a maximum leverage ratio.

2021 Real Estate Facility

On April 12, 2021, we entered into a two-year real estate backed facility (the “2021 real estate facility”) with Ally Bank (Ally Capital in Hawaii, Mississippi, Montana and New Jersey), as lender, maturing in April 2023. The 2021 real estate facility provides a total financing commitment of up to $300.0 million in working capital financing for general corporate purposes, including acquisitions, collateralized by real estate and certain other assets owned by us. As of April 30, 2021, we had $225.6 million of outstanding debt under the 2021 real estate facility.

Dividend

On April 21, 2021 we announced a cash dividend of $0.35 per share to be paid on May 21, 2021 to the shareholders of record as of May 7, 2021, in an aggregate amount of $9.3 million. Accordingly, purchasers of shares of our common stock in this offering will not receive this dividend. See “Dividend Policy.”

Corporate Information

Founded in 1946 and incorporated in Oregon in 1968, we completed our initial public offering in 1996. Our principal executive offices are located at 150 North Bartlett Street, Medford, Oregon 97501. Our telephone number at this location is (541) 776-6401. Our website is located at http://www.lithia.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated by reference in this prospectus supplement or to be part of this prospectus supplement.

The Offering

Issuer	Lithia Motors, Inc.

Common stock offered by us	$1 billion of shares.

Option to purchase additional shares of our common stock	The underwriters have an option to purchase up to an aggregate of $150 million additional shares of common stock from us at the public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus supplement.

Common stock outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We expect to receive net proceeds from this offering of approximately $967.1 million (or approximately $1,112.2 million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering (including the net proceeds available from any exercise of the underwriter’s option to purchase additional shares) for general corporate purposes, which could include financing possible acquisitions, repaying or refinancing debt, working capital and capital expenditures. See “Use of Proceeds.”

Concurrent Notes Offering	Concurrently with this offering we are conducting a private offering of $500 million aggregate principal amount of senior notes due 2029 (the “new notes”). The concurrent notes offering is being made pursuant to a separate offering memorandum and is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). Neither this offering nor the concurrent notes offering is conditioned upon the completion of the other offering, so it is possible that this offering occurs and the concurrent notes offering does not occur, and vice versa. Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any new notes. See “—Recent Developments—Concurrent Notes Offering.”

NYSE symbol for our common stock	“LAD.”

Risk Factors	You should consider carefully all of the information set forth in this prospectus supplement and the accompanying prospectus and, in particular, you should carefully evaluate the specific factors under the heading “Risk Factors” in this prospectus supplement and in the documents incorporated by reference herein before deciding to invest in the shares.

The information in this prospectus supplement regarding the number of shares of our common stock to be outstanding immediately following this offering is based on 26,651,341 shares of common stock outstanding as of May 14, 2021 and excludes:

•

2,399,109 shares of common stock reserved for issuance under our equity plans (including 1,002,641 shares available pursuant to our 2013 Amended and Restated Stock Incentive Plan and 1,396,468 shares available pursuant to our Employee Stock Purchase Plan); and

•	448,672 shares of common stock underlying restricted stock units as of May 14, 2021.

Unless otherwise stated or the context otherwise requires, all information contained in this prospectus supplement:

•	assumes no exercise of outstanding options; and

•	assumes the underwriters’ option to purchase additional shares of our common stock has not been exercised.

Our common stock is divided into two classes, Class A and Class B. The Class B common stock is not listed on any stock exchange. The shares of Class B common stock have 10 votes per share on most matters. As of May 14, 2021, there were no shares of Class B common stock outstanding. See “Description of Capital Stock” included in the accompanying base prospectus for a more complete description of the differences between the rights of the two classes.

Summary Historical Financial Information and Other Data

The following table presents our summary historical financial information and other data as of the dates and for the periods presented. The summary historical financial information as of December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020, 2019 and 2018 has been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The summary historical financial information as of December 31, 2018 has been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement. The summary historical financial information as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 has been derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus supplement. The summary historical financial information as of March 31, 2020 has been derived from our unaudited interim consolidated financial statements not included or incorporated by reference in this prospectus supplement. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results to be expected for the full fiscal year or any future reporting period.

We have also presented summary unaudited consolidated financial data for the twelve-month period ended March 31, 2021, which does not comply with GAAP. This data has been calculated by subtracting the unaudited interim consolidated financial statements data for the three-month period ended March 31, 2020 from the audited consolidated financial statements data for the year ended December 31, 2020 and then adding the unaudited interim consolidated financial statements data for the three-month period ended March 31, 2021 incorporated by reference in this prospectus supplement. We have presented this financial data because we believe it provides our investors with useful information to assess our recent performance.

You should read this information together with the information included under the heading “Risk Factors” and “Capitalization” as well as the other financial information included in this prospectus supplement and the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2021, and our historical consolidated financial statements and related notes, each of which is incorporated by reference in this prospectus supplement.

	Fiscal years ended December 31,			Three months ended March 31,		Twelve months ended March 31, 2021
	2018	2019	2020	2020	2021
				(Unaudited)		(Unaudited)
(in millions)
Statement of operations data:
Revenues:
New vehicle	$6,602.8	$6,799.1	$6,773.9	$1,373.5	$2,193.2	$7,593.6
Used vehicle retail	3,079.0	3,527.2	3,998.4	874.4	1,352.2	4,476.2
Used vehicle wholesale	331.3	301.2	308.7	66.7	135.2	377.2
Finance and insurance	454.8	518.6	579.8	121.9	198.4	656.3
Service, body and parts	1,222.3	1,325.1	1,348.7	329.9	404.0	1,422.8
Fleet and other	131.2	201.5	114.8	37.4	60.0	137.4

Total revenues	$11,821.4	$12,672.7	$13,124.3	$2,803.8	$4,343.0	$14,663.5
Cost of sales:
New vehicle	$6,217.7	$6,413.5	$6,313.0	$1,295.3	$2,036.5	$7,054.2
Used vehicle retail	2,756.1	3,159.6	3,552.4	784.4	1,216.0	3,984.0
Used vehicle wholesale	325.8	297.5	296.7	66.1	130.6	361.2
Service, body and parts	621.6	657.5	631.9	161.8	185.8	655.9
Fleet and other	123.2	190.8	104.7	35.3	58.6	128.0

Total cost of sales	$10,044.4	$10,718.9	$10,898.7	$2,342.9	$3,627.5	$12,183.3

Gross Profit:
New vehicle	$385.1	$385.6	$460.9	$78.2	$156.7	$539.4
Used vehicle retail	322.9	367.6	446.0	90.0	136.2	492.2
Finance and insurance	454.8	518.6	579.8	121.9	198.4	656.3
Service, body and parts	600.7	667.6	716.8	168.1	218.2	766.9
Total gross profit	$1,777.0	$1,953.8	$2,225.6	$460.9	$715.5	$2,480.2
Asset impairments(1)	1.3	2.6	7.9	—	—	7.9
Selling, general and administrative	1253.3	1,373.8	1428.3	346.0	450.4	1,532.7
Depreciation and amortization	75.4	82.4	92.3	22.0	26.8	97.1

Operating income	$447.0	$495.0	$697.1	$92.9	$238.3	$842.5
Floor plan interest expense(2)	(62.3)	(72.8)	(34.4)	(14.0)	(6.8)	(27.2)
Other interest expense(3)	(56.0)	(60.6)	(73.1)	(17.0)	(23.5)	(79.6)
Other (expense) income, net	8.8	13.8	58.9	2.3	3.4	60.0
Income before income taxes	337.5	375.4	648.5	64.2	211.4	795.7
Income tax provision	(71.8)	(103.9)	(178.2)	(18.0)	(55.2)	(215.4)

Net Income	$265.7	$271.5	$470.3	$46.2	$156.2	$580.3

	Fiscal years ended December 31,			Three months ended March 31,		Twelve months ended March 31, 2021
	2018	2019	2020	2020	2021
				(Unaudited)		(Unaudited)
(in millions)
Consolidated balance sheet data (at period end)
Working capital(4)	$497.9	$501.4	$857.9	$494.3	$678.0	$678.0
Inventories	2,365.3	2,433.7	2,492.9	2,512.8	2,329.7	2,329.7
Total assets	5,384.0	6,083.9	7,902.1	6,014.1	8,251.6	8,251.6
Floor plan notes payable(5)	2,057.7	2,067.6	1,797.2	1985.8	1,822.2	1,822.2
Long-term debt, including current maturities(6)	1,384.1	1,469.9	2130.7	1,535.6	2,184.3	2,184.3
Total stockholders’ equity	1,197.2	1,467.7	2,661.5	1,456.5	2,807.6	2,807.6
Other financial data:
Capital expenditures	$158.0	$124.9	$167.8	$41.6	$50.0	$176.2
EBITDA(7)	531.2	591.2	848.3	117.2	268.5	999.6
Adjusted EBITDA(7)	456.7	517.8	770.0	104.2	264.8	930.6
Statement of cash flows data:
Cash flows provided by operating activities	$519.7	$524.5	$542.2	$121.7	$496.4	$916.9
Cash flows used in investing activities	(557.1)	(463.0)	(1,605.8)	(118.3)	(442.8)	(1,930.3)
Cash flows provided by (used in) financing activities	11.7	(9.1)	1,139.7	(30.8)	(43.5)	1,127.0

(1)

Reflects impairment charges associated with certain real properties in 2018, goodwill and franchise value of certain locations and certain real properties in 2019 and goodwill and franchise value in 2020.

(2)	Floor plan interest expense consists of interest expense associated with new vehicles and manufacturer-affiliated service loaner floor plan notes payable.
(3)

Other interest expense includes interest expense (i) on debt incurred related to acquisitions under our revolving line of credit under our credit facility and real estate mortgages, (ii) associated with our used and service loaner vehicle lines of credit under our credit facility, which we elsewhere treat as floor plan interest expense and (iii) associated with the existing notes.

(4)	Reflects current assets less current liabilities.
(5)

Reflects the aggregate of (i) new vehicle floor plan financing under our credit facility, and (ii) financing under floor plan agreements with manufacturer-affiliated finance companies for certain new vehicles and vehicles designated as service loaners. Excludes used and service loaner vehicle floor plan financing under our credit facility.

(6)

Reflects the aggregate amounts outstanding under the used vehicle floor plan financing facility and revolving lines of credit tranches of our credit facility, real estate mortgages, capital leases, sellers’ notes, used vehicle floor plan financing under our credit facility and our existing notes. Excludes new vehicle floor plan financing under our credit facility and floor plan notes payable.

(7)

We believe that our financial statements and the other financial data included and/or incorporated by reference in this prospectus supplement have been prepared in a manner that complies, in all material respects, with GAAP and the regulations published by the SEC, and are consistent with current practice with the exception of the inclusion of financial measures that differ from measures calculated in accordance with GAAP, including EBITDA and Adjusted EBITDA. We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance. We further believe that these financial measures are useful financial metrics to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We also believe that certain of these financial measures provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. We also use certain of these financial measures for business-planning purposes and in measuring our performance relative to that of our competitors.

We believe these financial measures are commonly used by investors to evaluate our performance and that of our competitors. However, our use of the terms EBITDA and Adjusted EBITDA may vary from that of others in our industry. These financial measures should not be considered as alternatives to operating income, net income (loss) or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity.

EBITDA and Adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations include the fact that EBITDA and Adjusted EBITDA:

•	exclude certain tax payments that may represent a reduction in cash available to us;

•	exclude certain impairments and adjustments for purchase accounting;

•	do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect our significant interest expense (excluding flooring interest expense); and

•	do not reflect the cash requirements necessary to service interest or principal payments on our debt.

In addition, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for replacements of amortizing purchased intangible assets or any cash requirements for replacements of depreciating assets and other amortizing assets. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of our operating performance or discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these financial measures only as a supplement to our GAAP results.

In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will not be affected by unusual or non-recurring items.

The following tables reconcile net income to EBITDA and Adjusted EBITDA for the periods presented.

	Fiscal years ended December 31,			Three months ended March 31,		Twelve months ended March 31, 2021
	2018	2019	2020	2020	2021
				(Unaudited)		(Unaudited)
(in millions)
Net income	$265.7	$271.5	$470.3	$46.2	$156.2	$580.3
Floor plan interest expense(a)	62.3	72.8	34.4	14.0	6.8	27.2
Other interest expense	56.0	60.6	73.1	17.0	23.5	79.6
Income tax expense	71.8	103.9	178.2	18.0	55.2	215.4
Depreciation and amortization	75.4	82.4	92.3	22.0	26.8	97.1
EBITDA	$531.2	$591.2	$848.3	$117.2	$268.5	$999.6
Other adjustments:
Floor plan interest expense(a)	$(62.3)	$(72.8)	$(34.4)	$(14.0)	$(6.8)	$(27.2)
Used vehicle line of credit interest expense(b)	(2.9)	(5.5)	(0.5)	(0.2)	—	(0.3)
(Gain) loss on sale of stores	(15.4)	(9.7)	(16.6)	(0.1)	0.7	(15.8)
Asset impairments	1.3	2.6	7.9	—	—	7.9
Acquisition expenses	3.3	2.5	3.0	0.5	1.3	3.8
Insurance reserve	1.5	9.5	6.1	0.8	0.8	6.1
Investment loss (gain)	—	—	(43.8)	—	0.3	(43.5)
Adjusted EBITDA	$456.7	$517.8	$770.0	$104.2	$264.8	$930.6

(a)	Floor plan interest expense consists of interest expense associated with new vehicles and manufacturer- affiliated service loaner floor plan notes payable.
(b)	Interest expense associated with our used vehicle and service loaner vehicle financing facilities under our credit facility is included as a component of other interest expense.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider the following information about these risks, together with the financial and other information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. If any of the following risks were actually to occur, our business, financial condition, results of operations and prospects could be materially adversely affected. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. See also the information contained under the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Risks Related to Our Business

The automotive retail industry is sensitive to changing economic conditions and various other factors. Our business and results of operations are substantially dependent on new vehicle sales levels in the United States and in our particular geographic markets and the level of gross profit margins that we can achieve on our sales of new vehicles, all of which are very difficult to predict.

Our business is heavily dependent on consumer demand and preferences. A downturn in overall levels of consumer spending may materially and adversely affect our revenues and gross profit margins. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by weak demand. These cycles are often dependent on general economic conditions and consumer confidence, as well as the level of discretionary personal income and credit availability. Additionally, other economic factors, such as rising and sustained periods of high crude oil and fuel prices, may impact consumer demand and preferences. As we operate in 21 states, changes in and the severity of economic conditions may vary by market. Economic conditions may be anemic for an extended period of time, or deteriorate in the future. This would have a material adverse effect on our retail business, particularly sales of new and used vehicles.

Historically, in times of rapid increase in crude oil and fuel prices, sales of vehicles have dropped, particularly in the short term, as the economy slows, consumer confidence wanes and fuel costs become more prominent to the consumer’s buying decision. In sustained periods of higher fuel costs, consumers who do purchase vehicles tend to prefer smaller, more fuel-efficient vehicles (which typically have lower margins) or hybrid vehicles (which can be in limited supply during these periods). A significant portion of our new vehicle revenue and gross profit is derived from domestic manufacturers. These manufacturers have historically sold a higher percentage of trucks and SUVs than import or luxury brands. They may, therefore, experience a more significant decline in sales in the event that fuel prices increase.

Approximately 14.6 million, 17.1 million, and 17.3 million new vehicles were sold in the United States in 2020, 2019 and 2018, respectively. Certain industry analysts have predicted that new vehicle sales will be approximately 16 million for 2021. If new vehicle production exceeds the rate at which new vehicles are sold, our gross profit per vehicle could be adversely affected by this excess and any resulting changes in manufacturer incentive and marketing programs. See the risk factor “If manufacturers or distributors discontinue or change sales incentives, warranties and other promotional programs, our business, results of operations, financial condition and cash flows may be materially adversely affected” below. Economic conditions and the other factors described above may also materially adversely impact our sales of used vehicles, parts and repair and maintenance services, and automotive finance and insurance products.

The novel coronavirus has had and may continue to have an adverse effect our business, financial condition, results of operations and cash flows.

The COVID-19 pandemic has resulted in governmental authorities implementing measures to reduce the spread of COVID-19, which have adversely affected workforces, customers, supply chains, consumer sentiment, economies and financial markets, including in states and regions in which we operate. We have modified certain business practices to conform to government restrictions and best practices encouraged by government and regulatory authorities, and implemented risk mitigation plans for critical items and services required to continue our operations. We are monitoring and managing our cash flows and have enacted cost saving measures to respond to the volatile environment. In addition, we continue to assess our capital deployment strategy. However, these measures may not be sufficient to prevent adverse impacts on our business and financial condition from COVID-19. Ongoing disruptions in our operations due to the COVID-19 pandemic may continue to adversely impact our business, results of operations, financial condition and cash flows. The impact of the COVID-19 pandemic on our business and financial performance will depend on future developments, including the duration, severity and any resurgences of the pandemic, which are uncertain and cannot be predicted.

Natural disasters and adverse weather conditions can disrupt our business.

Our dealerships are in states and regions in the U.S. in which actual or threatened natural disasters and severe weather events (such as hurricanes, earthquakes, fires, floods, landslides, wind and/or hail storms) or other extraordinary events have in the past, and may in the future, disrupt our dealership operations and impair the value of our dealership property. A disruption in our operations may adversely impact our business, results of operations, financial condition and cash flows. In addition to business interruption, the automotive retailing business is subject to substantial risk of property loss due to the significant concentration of property at dealership locations. The exposure on any single claim under our property and casualty insurance, medical insurance and workers’ compensation insurance varies based upon type of coverage. Our maximum exposure on any single claim is $5.5 million, subject to certain aggregate limit thresholds.

The automotive manufacturing supply chain spans the globe. As such, supply chain disruptions resulting from natural disasters and adverse weather events may affect the flow of inventory or parts to us or our manufacturing partners. Such disruptions could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Increasing competition among automotive retailers reduces our profit margins on vehicle sales and related businesses. Further, the use of the Internet in the car purchasing process could materially adversely affect us.

Automobile retailing is a highly competitive business. Our competitors include publicly- and privately-owned dealerships, of which certain competitors are larger and have greater financial and marketing resources than we have. Many of our competitors sell the same or similar makes of new and used vehicles that we offer in our markets at competitive prices. We do not have any cost advantage in purchasing new vehicles from manufacturers due to the volume of purchases or otherwise.

Our finance and insurance business and other related businesses, which have higher margins than sales of new and used vehicles, are subject to strong competition from various financial institutions and others.

The Internet has become a significant part of the sales process in our industry. Customers are using the Internet to compare pricing for vehicles and related finance and insurance services, which may further reduce margins for new and used vehicles and profits for related finance and insurance services. If Internet new vehicle sales are allowed to be conducted without the involvement of franchised dealers, our business could be materially adversely affected. In addition, other franchise groups have aligned themselves with services offered on the Internet or are investing heavily in the development of their own Internet capabilities, which could materially adversely affect our business, results of operations, financial condition and cash flows.

Our franchise agreements do not grant us the exclusive right to sell a manufacturer’s product within a given geographic area. Our revenues or profitability could be materially adversely affected if any of our manufacturers award franchises to others in the same markets where we operate or if existing franchised dealers increase their market share in our markets.

In addition, we may face increasingly significant competition as we strive to gain market share through acquisitions or otherwise. Our operating margins may decline over time as we expand into markets where we do not have a leading position.

Changes to the automotive industry and consumer views on car ownership could materially adversely affect our business, results of operations, financial condition and cash flows.

The automotive industry is predicted to experience rapid change in the years to come, including increases in ride-sharing services, advances in electric vehicle production and driverless technology. Ride-sharing services such as Uber and Lyft provide consumers with mobility options outside of the traditional car ownership and lease alternatives. Certain manufacturers and states have declared commitments to various electric vehicle and zero emissions goals, such as the state of California’s executive order to require all new cars and passenger trucks sold in the state to be zero-emission vehicles by 2035. The overall impact of these options on the automotive industry is uncertain, and may include lower levels of new vehicle sales. Manufacturers continue to invest in increasing production and quality of BEVs (battery-electric vehicles), which generally require less maintenance than traditional cars and trucks. The effects of BEVs on the automotive industry are uncertain and may include reduced parts and service revenues, as well as changes in the level of sales of certain Finance and Insurance products such as extended warranty and lifetime lube, oil and filter contracts. Technological advances are also facilitating the development of driverless vehicles. The eventual timing of availability of driverless vehicles is uncertain due to regulatory requirements, technological hurdles, and uncertain consumer acceptance of these technologies. The effect of driverless vehicles on the automotive industry is uncertain and could include changes in the level of new and used vehicle sales, the price of new vehicles, and the role of franchised dealers, any of which could materially and adversely affect our business.

A decline of available financing in the lending market may adversely affect our vehicle sales volume.

A significant portion of buyers finance their vehicle purchases. One of the primary finance sources used by consumers in connection with the purchase of a new or used vehicle is the manufacturer captive finance company. These captive finance companies rely, to a certain extent, on the public debt markets to provide the capital necessary to support their financing programs. In addition, the captive finance companies will occasionally change their loan underwriting criteria to alter the risk profile of their loan portfolio. In addition, sub-prime lenders have historically provided financing for consumers who, for a variety of reasons, including poor credit histories and lack of down payment, do not have access to more traditional finance sources. If lenders tighten their credit standards or there is a decline in the availability of credit in the lending market, the ability of consumers to purchase vehicles could be limited, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Adverse conditions affecting one or more key manufacturers may negatively affect our business, results of operations, financial condition and cash flows.

We depend on our manufacturers to provide a supply of vehicles which supports expected sales levels. Any event that adversely affects a manufacturer’s ability to timely deliver new vehicles may adversely affect us by reducing our supply of popular new vehicles, leading to lower sales in our stores during those periods than would otherwise occur. We depend on our manufacturers to deliver high-quality, defect-free vehicles. If a manufacturer experiences quality issues, our sales and financial performance may be adversely impacted. In addition, the discontinuance of a particular brand that is profitable to us could negatively impact our revenues and profitability.

Vehicle manufacturers would be adversely affected by economic downturns or recessions, adverse fluctuations in currency exchange rates, significant declines in the sales of their new vehicles, increases in interest rates, declines in their credit ratings, port closures, labor strikes or similar disruptions (including within their major suppliers), supply shortages or rising raw material costs, rising employee benefit costs, adverse publicity that may reduce consumer demand for their products, product defects, vehicle recall campaigns, litigation, poor product mix or unappealing vehicle design, or other adverse events. These and other risks could materially adversely affect any manufacturer and limit its ability to profitably design, market, produce or distribute new vehicles, which, in turn, could materially adversely affect our business, results of operations, financial condition and cash flows.

We are subject to a concentration of risk in the event of financial distress, including potential reorganization or bankruptcy, of a major vehicle manufacturer. We purchase substantially all of our new vehicles from various manufacturers or distributors at the prevailing prices available to all franchised dealers. Our sales volume could be materially adversely impacted by a manufacturer’s or distributor’s inability to supply our stores with an adequate supply of vehicles.

In the event of a manufacturer or distributor bankruptcy, we could be held liable for damages related to product liability claims, intellectual property suits or other legal actions. These legal actions are typically directed towards the vehicle manufacturer and it is customary for manufacturers to indemnify us from exposure related to any judgments associated with the claims. However, if damages could not be collected from the manufacturer or distributor, we could be named in lawsuits and judgments could be levied against us.

Many new manufacturers are entering the automotive industry. New companies have raised capital to produce fully electric vehicles or to license battery technology to existing manufacturers. Tesla has demonstrated the ability to successfully introduce electric vehicles to the marketplace. Foreign manufacturers from China and India are producing significant volumes of new vehicles and are entering the U.S. and selecting partners to distribute their products. Because the automotive market in the U.S. is mature and the overall level of new vehicle sales may not increase in the coming years, the success of new competitors will likely be at the expense of other, established brands. This could have a material adverse impact on our success in the future.

Federal regulations around fuel economy standards and “greenhouse gas” emissions have continued to increase. New requirements may adversely affect any manufacturer’s ability to profitably design, market, produce and distribute vehicles that comply with such regulations. We could be adversely impacted in our ability to market and sell these vehicles at affordable prices and in our ability to finance these inventories. These regulations could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If manufacturers or distributors discontinue or change sales incentives, warranties and other promotional programs, our business, results of operations, financial condition and cash flows may be materially adversely affected.

We depend upon the manufacturers and distributors for sales incentives, warranties and other programs that are intended to promote new vehicle sales or supplement dealer income. Manufacturers and distributors routinely make changes to their incentive programs. Key incentive programs include:

•	customer rebates;

•	dealer incentives on new vehicles;

•	special financing rates on certified, pre-owned cars; and

•	below-market financing on new vehicles and special leasing terms.

Our financial condition could be materially adversely impacted by a discontinuation or change in our manufacturers’ or distributors’ incentive programs. In addition, certain manufacturers use criteria such as a dealership’s manufacturer-determined customer satisfaction index (“CSI” score), facility image compliance, employee training, digital marketing and parts purchase programs as factors governing participation in incentive programs. To the extent we do not meet minimum score requirements, we may be precluded from receiving certain incentives, which could materially adversely affect our business, results of operations, financial condition and cash flows.

Franchised automotive retailers perform factory authorized service work and sell original replacement parts on vehicles covered by warranties issued by the automotive manufacturer. For the year ended December 31, 2020, approximately 25% of our service, body and parts revenue was for work covered by manufacturer warranties or manufacturer-sponsored maintenance services. To the extent a manufacturer reduces the labor rates or markup of replacement parts for such warranty work, our service, body and parts sales volume could be adversely affected.

The ability of our stores to make new vehicle sales depends in large part upon the manufacturers and, therefore, any disruption or change in our relationships could impact our business.

We depend on the manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently in short supply. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

Each of our stores operates pursuant to a franchise agreement with each of the respective manufacturers for which it serves as franchisee. Each of our stores may obtain new vehicles from manufacturers, service vehicles, sell new vehicles, and display vehicle manufacturers’ brand only to the extent permitted under these agreements. As a result of the terms of our franchise agreements, manufacturers exert significant control over the day-to-day operations at our stores. Such agreements contain provisions for termination or non-renewal for a variety of causes, including service retention, facility compliance, customer satisfaction and sales and financial performance. From time to time, certain of our stores have failed to comply with certain provisions of their franchise agreements, and we cannot ensure that our stores will be able to comply with these provisions in the future.

Our franchise agreements expire at various times, and there can be no assurances that we will be able to renew these agreements on a timely basis or on acceptable terms or at all. Actions taken by a manufacturer to exploit its bargaining position in negotiating the terms of renewals of franchise agreements or otherwise could also have a material adverse effect on our revenues and profitability. If a manufacturer terminates or fails to renew one or more of our significant franchise agreements or a large number of our franchise agreements, such action could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our franchise agreements also specify that, except in certain situations, we cannot operate a franchise by another manufacturer in the same building as the manufacturer’s franchised store. This may require us to build new facilities at a significant cost. Moreover, our manufacturers generally require that the store meet defined image standards. These commitments could require us to make significant capital expenditures.

Our franchise agreements do not give us the exclusive right to a given geographic area. Manufacturers may be able to establish new franchises or relocate existing franchises, subject to applicable state franchise laws. The establishment of or relocation of franchises in our markets could have a material adverse effect on the business, financial condition and results of operations of our stores in the market in which the action is taken.

Goodwill and other intangible assets comprise a significant portion of our total assets. We must test our goodwill and other intangible assets for impairment at least annually, which could result in a material, non-cash write-down of goodwill or franchise rights and could materially adversely affect our business, results of operations, and financial condition.

Goodwill and indefinite-lived intangible assets are subject to impairment assessments at least annually (or more frequently when events or changes in circumstances indicate that an impairment may have occurred) by applying a fair-value based test. Our principal intangible assets are goodwill and our rights under our franchise agreements with vehicle manufacturers. A decrease in our market capitalization or profitability increases the risk of goodwill impairment. Negative or declining cash flows or a decline in actual or planned revenues for our stores increases the risk of franchise rights impairment. An impairment loss could have a material adverse effect on our business, results of operations, and financial condition. As of March 31, 2021, our balance sheet reflected carrying amounts of $617.5 million in goodwill, and $368.0 million in franchise value.

Technology and Cybersecurity Risks

Changes to the retail delivery model and increased digital retailer competition could adversely affect our business, results of operations, financial condition and cash flows.

The automotive industry is beginning to experience change and disruption in the retail delivery model, including growing competition in the used vehicle market from companies with a primarily online business model. Competition in this market includes companies such as Carvana, Vroom and Shift. In addition, larger traditional automotive retailers are also moving in this direction, providing consumers with vehicle purchasing experiences outside of the traditional brick and mortar automotive dealership model.

We continue to develop our own internal technology solutions to further expand the reach of our nationwide network of service and delivery points. We may face increased competition for market share with these other delivery models and digital retailers over time which could materially and adversely affect our results of operations. There can be no assurance that our initiatives will be successful or that the amount we invest in these initiatives will result in our maintaining market share and continued or improved financial performance.

Breaches in our data security systems or in systems used by our vendor partners, including cyber-attacks or unauthorized data distribution by employees or affiliated vendors, or disruptions to access and connectivity of our information systems could impact our operations or result in the loss or misuse of customers’ proprietary information.

Our information technology systems are important to operating our business efficiently. We employ information technology systems, including websites, that allow for the secure handling and processing of customers’ proprietary information. The failure of our information technology systems, and those of our partner software and technology vendors, to perform as we anticipate could disrupt our business and could expose us to a risk of loss or misuse of this information, litigation and potential liability.

Aspects of our operations are subject to privacy, data use and data security regulations, which impact the way we use and handle data. In addition, regulators are proposing and adopting new laws or regulations that could require us to adopt certain cybersecurity and data handling practices. The changing privacy laws (e.g. California Consumer Privacy Act) create new individual privacy rights and impose increased obligations on companies handling personal data.

We collect, process, and retain personally identifiable information regarding customers, associates and vendors in the normal course of our business. Our internal and third-party systems are at risk from hackers or other individuals with malicious intent to gain unauthorized access to our systems. Cyber-attacks are growing in number and sophistication thus presenting an ongoing threat to systems, whether internal or external, used to operate the business on a day-to-day basis. We invest in reasonable commercial security technology to protect our data and business processes against many of these risks. We also purchase insurance to mitigate the potential financial impact of many of these risks. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, human errors, acts of vandalism, or other events. Any security breach or event resulting in the misappropriation, loss, or other unauthorized disclosure of confidential information, or degradation of services provided by critical business systems, whether by us directly or our third-party service providers, could adversely affect our business operations, sales, reputation with current and potential customers, associates or vendors, as well as other operational and financial impacts derived from investigations, litigation, imposition of penalties or other means.

Regulatory Risks

If state dealer laws are repealed or weakened, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their franchise agreements. Additionally, federal bankruptcy law can override protections afforded under state dealer laws.

State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a franchise agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or non-renewal. Certain state dealer laws allow dealers to file protests or petitions or attempt to comply with the manufacturer’s criteria within the notice period to avoid the termination or non-renewal. If dealer laws are repealed in the states where we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult to renew our franchise agreements upon expiration or on terms acceptable to us.

In addition, these laws restrict the ability of automobile manufacturers to directly enter the retail market in the future. Manufacturer lobbying efforts and lawsuits may lead to the repeal or revision of these laws. For example, Tesla has received a favorable ruling in certain states allowing direct-to-consumer sales and service. If manufacturers obtain the ability to directly retail vehicles and do so in our markets, such competition could have a material adverse effect on our business, results of operations, financial condition and cash flows.

As evidenced by the bankruptcy proceedings of both Chrysler and GM in 2009, state dealer laws do not afford continued protection from manufacturer terminations or non-renewal of franchise agreements. No assurances can be given that a manufacturer will not seek protection under bankruptcy laws, or that, in this event, they will not seek to terminate franchise rights held by us.

Import product restrictions, currency valuations, and foreign trade risks may impair our ability to sell foreign vehicles or parts profitably.

A significant portion of the vehicles we sell are manufactured outside the U.S., and all of the vehicles we sell include parts manufactured outside the U.S. As a result, our operations are subject to customary risks of importing merchandise, including currency fluctuation, import duties, exchange rates, trade restrictions, work stoppages, transportation costs, natural or man-made disasters, and general political and socioeconomic conditions in other countries. The U.S. or the countries from which our products are imported, may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices. Changes in U.S. trade policies, including the U.S.-Mexico-Canada Agreement or policies intended to penalize foreign manufacturing or imports, and policies of foreign countries in reaction to those changes, could increase the prices we pay for some of the new vehicles and parts we sell. Any changes that increase the costs of vehicles and parts generally, to the extent passed on to customers, could negatively affect customer demand and our revenues and profitability. If not passed on to our customers, any cost increases will adversely affect our profitability. Any cost increase that disproportionately applies to manufacturers that sell to us could adversely affect our business compared to other automobile retailers.

Our operations are subject to extensive governmental laws and regulations. If we are found to be in violation of or subject to liabilities under any of these laws, or if new laws or regulations are enacted that adversely affect our operations, our business, operating results, and prospects could suffer.

We are subject to federal, state and local laws and regulations in the states in which we operate, such as those relating to franchising, motor vehicle sales, retail installment sales, leasing, finance and insurance, marketing, licensing, consumer protection, consumer privacy, escheatment, anti-money laundering, environmental, vehicle emissions and fuel economy, and health and safety. In addition, with respect to employment practices, we are subject to various laws and regulations, including complex federal, state and local wage and hour and anti-discrimination laws. New laws and regulations are enacted on an ongoing basis. With the number of stores we operate, the number of personnel we employ and the large volume of transactions we handle, it is possible that technical mistakes will be made. These regulations affect our profitability and require ongoing training. Current practices in stores may become prohibited. We are responsible for ensuring that continued compliance with laws is maintained. If there are unauthorized activities, the state and federal authorities have the power to impose civil penalties and sanctions, suspend or withdraw dealer licenses or take other actions. These actions could materially impair our activities or our ability to acquire new stores in those states where violations occurred. Further, private causes of action on behalf of individuals or a class of individuals could result in significant damages or injunctive relief.

We may be involved in legal proceedings arising from the conduct of our business, including litigation with customers, employee-related lawsuits, class actions, purported class actions and actions brought by or on behalf of governmental authorities. Claims arising out of actual or alleged violations of law may be asserted against us or any of our dealers by individuals, either individually or through class actions, or by governmental entities in civil or criminal investigations and proceedings. Such actions may expose us to substantial monetary damages and legal defense costs, injunctive relief, criminal and civil fines and penalties and damage our reputation and sales.

Our financing activities are subject to federal truth-in-lending, consumer leasing and equal credit opportunity laws and regulations, as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws and regulations. Some states regulate finance, documentation and administrative fees that may be charged in connection with vehicle sales. In recent years, private plaintiffs and state attorneys general in the U.S. have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale and leasing of motor vehicles. These activities have led many lenders to limit the amounts that may be charged to customers as fee income for these activities. If these or similar activities were to significantly restrict our ability to generate revenue from arranging financing for our customers, we could be adversely affected.

If we or any of our employees at any individual dealership violate or are alleged to violate laws and regulations applicable to them or protecting consumers generally, we could be subject to individual claims or consumer class actions, administrative, civil or criminal investigations or actions and adverse publicity. Such actions could expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of our licenses and franchises to conduct dealership operations.

Environmental laws and regulations govern, among other things, discharges into the air and water, storage of petroleum substances and chemicals, the handling and disposal of wastes and remediation of contamination arising from spills and releases. In addition, we may also have liability in connection with materials that were sent to third-party recycling, treatment and/or disposal facilities under federal and state statutes. These federal and state statutes impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination. Similar to many of our competitors, we have incurred and expect to continue to incur capital and operating expenditures and other costs in complying with such federal and state statutes. In addition, we may be subject to broad liabilities arising out of contamination at our currently and formerly owned or operated facilities, at locations to which hazardous substances were transported from such facilities, and at such locations related to entities formerly affiliated with us. Although for some such potential liabilities we believe we are entitled to indemnification from other entities, we cannot assure you that such entities will view their obligations as we do or will be able or willing to satisfy them. Failure to comply with applicable laws and regulations, or significant additional expenditures required to maintain compliance therewith, may have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Structural and Organizational Risks

Our ability to increase revenues and profitability through acquisitions depends on our ability to acquire and successfully integrate additional stores.

General

The U.S. automobile industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. Accordingly, a principal component of our growth in sales is to make acquisitions in our existing markets and in new geographic markets. To complete the acquisition of additional stores, we need to successfully address at least each of the following challenges.

Manufacturers

We are required to obtain consent from the applicable manufacturer prior to the acquisition of a franchised store. In determining whether to approve an acquisition, a manufacturer considers many factors, including our financial condition, ownership structure, the number of stores currently owned and our performance with those stores. Obtaining manufacturer approval of acquisitions also takes a significant amount of time, typically 60 to 90 days. In the past, manufacturers have not consented to our purchase of franchised stores due to the performance of existing stores. We cannot assure you that manufacturers will approve future acquisitions timely, if at all, which could significantly impair the execution of our acquisition strategy.

Most major manufacturers have now established limitations or guidelines on the:

•	number of such manufacturers’ stores that may be acquired by a single owner;

•	number of stores that may be acquired in any market or region;

•	percentage of market share that may be controlled by one automotive retailer group;

•	ownership of stores in contiguous markets;

•	performance requirements for existing stores; and

•	frequency of acquisitions.

In addition, those manufacturers generally require that no other manufacturers’ brands be sold from the same store location, and many manufacturers have site control agreements in place that limit our ability to change the use of the facility without their approval.

A manufacturer also considers our past performance as measured by the Minimum Sales Responsibility (“MSR”) scores, CSI scores and Sales Satisfaction Index (“SSI”) scores at our existing stores. At any point in time, certain stores may have scores below the manufacturers’ sales zone averages or have achieved sales below the targets manufacturers have set. Our failure to maintain satisfactory scores and to achieve market share performance goals could restrict our ability to complete future store acquisitions.

Acquisition Risks

We face risks commonly encountered with growth through acquisitions. These risks include, without limitation:

•	failing to assimilate the operations and personnel of acquired dealerships;

•	straining our existing systems, procedures, structures and personnel;

•	failing to achieve predicted, annualized or estimated or estimated levels of sales, revenues, profitability or adjusted EBITDA;

•	incurring significantly higher capital expenditures and operating expenses, which could substantially limit our operating or financial flexibility;

•	entering new, unfamiliar markets;

•	encountering undiscovered liabilities and operational difficulties at acquired dealerships;

•	disrupting our ongoing business;

•	diverting our management resources;

•	failing to maintain uniform standards, controls and policies;

•	impairing relationships with employees, manufacturers and customers as a result of changes in management;

•	incurring increased expenses for accounting and computer systems, as well as integration difficulties;

•	failing to obtain a manufacturer’s consent to the acquisition of one or more of its dealership franchises or renew the franchise agreement on terms acceptable to us;

•	incorrectly valuing entities to be acquired; and

•	incurring additional facility renovation costs or other expenses required by the manufacturer.

In addition, we may not adequately anticipate all of the demands that growth will impose on our systems, procedures and structures.

Consummation and Competition

We may not be able to complete future acquisitions at acceptable prices and terms or identify suitable candidates. In addition, increased competition in the future for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. The magnitude, timing, pricing and nature of future acquisitions will depend upon various factors, including:

•	the availability of suitable acquisition candidates;

•	competition with other dealer groups for suitable acquisitions;

•	the negotiation of acceptable terms with sellers and with manufacturers;

•	our financial capabilities and ability to obtain financing on acceptable terms;

•	our stock price;

•	our ability to maintain required financial covenant levels after the acquisition; and

•	the availability of skilled employees to manage the acquired businesses.

Operating and Financial Condition

Although we conduct what we believe to be a prudent level of investigation, an unavoidable level of risk remains regarding the actual operating condition of acquired stores and we may not have an accurate understanding of each acquired store’s financial condition and performance. Similarly, most of the dealerships we acquire do not have financial statements audited or prepared in accordance with U.S. generally accepted accounting principles. We may not have an accurate understanding of the historical financial condition and performance of our acquired businesses. Until we assume control of the business, we may not be able to ascertain the actual value or understand the potential liabilities of the acquired businesses and their earnings potential. These risks may not be adequately mitigated by the indemnification obligations we negotiated with sellers.

Limitations on Our Capital Resources

We make a substantial capital investment when we acquire dealerships. Limitations on our capital resources would restrict our ability to complete new acquisitions or could limit our operating or financial flexibility.

We finance acquisitions activity with cash flows from our operations, borrowings under our credit arrangements, proceeds from our offering of the existing notes, proceeds from mortgage financing and the issuance of shares of our common stock, and may use a portion of the net proceeds of this offering to fund acquisitions. The size of our acquisition activity in recent years magnifies risks associated with debt service obligations. These risks include potential lower earnings per share, our inability to pay dividends and potential negative impacts to the debt covenants we negotiated under our credit agreement.

If we fail to meet the covenants in our credit facility, the real estate facilities, the indenture that governs the existing notes or the indenture that will govern the notes offered in the Concurrent Notes Offering, or if some other event occurs that results in a default or an acceleration of our repayment obligations under our credit agreement, the indenture that governs the existing notes or the indenture that will govern the notes offered in the Concurrent Notes Offering, we may not be able to refinance our debt on terms acceptable to us or at all. We may not be able to obtain financing in the future due to the market price of our common stock and overall market conditions. Additionally, a substantial amount of assets of our dealerships are pledged to secure the indebtedness under our credit facility, our other floor plan financing indebtedness and the real estate facilities. These pledges may limit our ability to borrow from other sources in order to fund our acquisitions.

We are subject to substantial risk of loss under our various self-insurance programs including property and casualty, open lot vehicle coverage, workers’ compensation and employee medical coverage. Our insurance does not fully cover all of our operational risks, and changes in the cost of insurance or the availability of insurance could materially increase our insurance costs or result in a decrease in our insurance coverage.

We have a significant concentration of our property values at each dealership location, including vehicle and parts inventories and our facilities. Natural disasters and severe weather events (such as hurricanes, earthquakes, fires, floods, landslides and wind or hail storms) or other extraordinary events subject us to property loss and business interruption. Illegal or unethical conduct by employees, customers, vendors and unaffiliated third parties can also impact our business. Other potential liabilities arising out of our operations may involve claims by employees, customers or third parties for personal injury or property damage and potential fines and penalties in connection with alleged violations of regulatory requirements.

Under our self-insurance programs, we retain various levels of aggregate loss limits, per claim deductibles and claims-handling expenses. Costs in excess of these retained risks may be insured under various contracts with third-party insurance carriers. As of March 31, 2021, we had total reserve amounts associated with these programs of $41.3 million.

The level of risk we retain may change in the future as insurance market conditions or other factors affecting the economics of our insurance purchasing change. The operation of automobile dealerships is subject to a broad variety of risks. In certain instances, our insurance may not fully cover an insured loss depending on the magnitude and nature of the claim. Accordingly, we cannot assure you that we will not be exposed to uninsured or underinsured losses that could have a material adverse effect on our business, financial condition, results of operations or cash flows. Additionally, changes in the cost of insurance or the availability of insurance in the future could substantially increase our costs to maintain our current level of coverage or could cause us to reduce our insurance coverage and increase the portion of our risks that we self-insure.

The loss of key personnel or the failure to attract additional qualified management personnel could adversely affect our operations and growth.

Our success depends to a significant degree on the efforts and abilities of our senior management. Further, we have identified Bryan B. DeBoer in most of our store franchise agreements as the individual who controls the franchises and upon whose financial resources and management expertise the manufacturers may rely when awarding or approving the transfer of any franchise. If we lose these key personnel, our business may suffer.

In addition, as we expand into new markets and develop our digital e-commerce solutions, we will need to hire additional managers, engineers, data scientists and other employees. The market for qualified employees in the automotive and technology-related industries is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified personnel could have a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, the lack of qualified managers or other employees employed by potential acquisition candidates may limit our ability to consummate future acquisitions.

Risks Related to this Offering and Investing In Our Common Stock

You may experience significant dilution as a result of this offering and additional issuances of our securities, which could materially and adversely affect the market price of our common stock.

Our Restated Articles of Incorporation permit our board of directors to authorize, without shareholder approval, the issuance of additional shares of common stock or one or more series of preferred stock or securities convertible or exchangeable into or exchangeable for our equity securities. We may, from time to time and at any time, seek to offer and sell Class A common stock or Class B common stock, preferred stock or other securities, including the sales of our common stock in this offering, based on market conditions and other factors that may be beyond our control. For example, following the expiration of the lock-up period agreed to by us, each of our officers and executive directors and the underwriters, we may sell shares of our common stock at any time up to an aggregate gross sales price of $400,000,000 pursuant to our ATM Equity OfferingSM Sales Agreement with the Sales Agents.

This offering may have a dilutive effect on our earnings per share after giving effect to the issuance of our common stock in this offering and the receipt of the expected net proceeds. The actual amount of dilution from this offering, or from any future offering of common or preferred stock, will be based on numerous factors and cannot be determined at this time. The market price of our common stock could decline as a result of sales of shares of our equity securities in the market pursuant to this offering, or otherwise, or as a result of the perception or expectation that those sales could occur.

As of May 14, 2021 we had 2,399,109 shares of our common stock reserved for issuance under our equity plans (including 1,002,641 shares available pursuant to our 2013 Amended and Restated Stock Incentive Plan and 1,396,468 shares available pursuant to our Employee Stock Purchase Plan), under which restricted stock units with respect to 448,672 shares were outstanding.

We have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. In addition, our directors and certain of our executive officers have agreed to similar restrictions with respect to any shares of common stock or securities convertible into or exchangeable for shares of common stock held by each individual for a period of 60 days. All of our shares of common stock outstanding as of the date of this prospectus supplement may be sold in the public market by existing shareholders following the expiration or early release of such lock-up period, subject to applicable limitations imposed under federal securities laws. Sales of a substantial number of shares of common stock upon expiration of such lock-up period, the perception that such sales may occur, or early release of such lock-up period, could cause the market price of our shares of common stock to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. See “Underwriting”.

A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

The market price of our common stock may fluctuate significantly.

The market price of our common stock could be subject to significant fluctuations in response to factors such as the following, many of which are beyond our control:

•	actual or anticipated variations in our operating results, funds from operations, cash flows or liquidity;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us or our competitors of significant contracts, innovations, strategic developments, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	announcements by third parties of significant claims or proceedings against us;

•	changes in regulatory, legislative or political developments, including the imposition of tariffs or other trade restrictions;

•	changes in our dividend policy;

•	changes in senior management or key personnel;

•	future sales by us of common stock or other securities or the perception that such sales may occur;

•	changes in the ratings of our securities;

•	developments generally affecting industries in which we operate;

•	general economic conditions, including the impact of COVID-19;

•	domestic and international economic factors unrelated to our performance;

•	changes in consumer spending or preferences;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	market perception of the automotive retail industry and of us; and

•	the realization of any of the other risk factors included, or incorporated by reference, in this prospectus supplement.

In addition, the stock markets in general, including the NYSE, are subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market price of our common stock.

We cannot assure you that we will continue to pay dividends in accordance with our dividend policy.

We paid a dividend of $0.30 per share (or approximately $13.8 million in the aggregate) in the first and second quarters of 2020 and $0.31 per share (or approximately $23.5 million in the aggregate) in each of the third and fourth quarters of 2020 and the first quarter of 2021. On April 21, 2021 we announced a cash dividend of $0.35 per share to be paid on May 21, 2021 to the shareholders of record as of May 7, 2021, in an aggregate amount of $9.3 million. The payment of any dividends in future periods is subject to the discretion of our board of directors and depends upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. Our dividend policy may be suspended or canceled, and the amount of any future dividend payment may be changed, at the discretion of our board of directors at any time and for any reason. Although we expect to continue to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends. In addition, our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying debt, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade the outlook of our common stock, the market price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade the outlook for our common stock or issue other negative commentary about our company or our industry. Furthermore, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common stock could decline and cause you to lose all or a portion of your investment.

We may invest or spend the net proceeds we receive in this offering in ways with which you may not agree or in ways that may not earn a profit.

We intend to use the net proceeds we receive in this offering for general corporate purposes, which could include financing possible acquisitions, repaying or refinancing debt, working capital and capital expenditures. We will have broad discretion over how to use the net proceeds and you may not agree with the ways we decide to use these funds, and such uses may not yield any profits.

Oregon law and our Restated Articles of Incorporation may impede or discourage a takeover, which could impair the market price of our common stock.

We are an Oregon corporation, and certain provisions of Oregon law and our Restated Articles of Incorporation may have anti-takeover effects. These provisions could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in his or her best interest. These provisions may also affect attempts that might result in a premium over the market price for the shares held by shareholders and may make removal of the incumbent management and directors more difficult, which, under certain circumstances, could reduce the market price of our common stock.

Any issuance of preferred stock could adversely affect holders of our common stock.

Our Board of Directors is authorized to issue a series of preferred stock without any action on the part of our holders of our common stock. Our Board of Directors also has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting powers, preferences over our common stock with respect to dividends or if we voluntarily or involuntarily dissolve or distribute our assets, and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the price of our common stock could be adversely affected.

Our presentation of estimated annualized revenues and estimated annualized adjusted EBITDA for acquired businesses or acquisition targets do not represent actual historical results or pro forma results for any period and may not be reflective of our future performance. You should not place undue reliance on these estimates.

This prospectus supplement includes descriptions of estimated annualized revenue and estimated annualized adjusted EBITDA for acquired businesses or acquisition targets for certain periods. Those amounts are estimated determined based on the annualization of estimated financial results for certain limited periods prior to our acquisition of those businesses together with assumptions about future steady-state performance and do not represent actual historical results or pro forma results for any period. Such estimated financial results are based on internal unaudited financial statements that were not subject to our internal controls and have not been reviewed by outside auditors. The limited periods being annualized may not be representative of a longer period due to seasonality, the impact of COVID-19, changes in consumer demand or other reasons. As a result, those amounts are likely to differ from the amount of revenues or adjusted EBITDA these business would have contributed to our results had we acquired them at the beginning of 2020 or 2021, as applicable, and such differences may be material. We cannot assure you that actual performance in the future will match these estimates. You should not place undue reliance on these estimates.

Risks Related to the Concurrent Notes Offering

This offering is not conditioned on the consummation of any other financing, including the Concurrent Notes Offering.

Neither the completion of this offering nor of the Concurrent Notes Offering is contingent on the completion of the other, so it is possible that this offering occurs and the Concurrent Notes Offering does not occur, and vice versa. We cannot assure you that the Concurrent Notes Offering will be completed on the terms described herein, or at all.

Our indebtedness and lease obligations could materially adversely affect our financial health, limit our ability to finance future acquisitions and capital expenditures and prevent us from fulfilling our financial obligations, including our obligations under the existing notes and the new notes.

We have a significant amount of indebtedness. As of March 31, 2021, on a consolidated basis, after giving effect to the concurrent notes offering, our total debt (including the concurrent notes offering, but excluding approximately $1,822.2 million of new and used vehicle floor plan financing and floor plan notes payable) would have been approximately $2,684.3 million, and we would have had commitments available to be borrowed under the revolving line of credit and used and service loaner vehicle floor plan financing under our credit facility and other lines of credit of approximately $1,200.3 million (after giving effect to $17.7 million of outstanding letters of credit and based on borrowing base calculations that fluctuate monthly). On April 29, 2021, we amended our credit facility to increase the total financing commitment to $3.75 billion and extend the expiration date to April 2026. On April 12, 2021, we entered into the 2021 real estate facility which provides financing commitments of up to $300.0 million. See “—Recent Developments—Credit Facility” and “—Recent Developments—2021 Real Estate Facility.”

Our indebtedness and lease obligations could have important consequences to us, including the following:

•	limit our ability to make acquisitions;

•	make it more difficult for us to satisfy our obligation with respect to the notes and our other debt;

•	impair our ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes;

•	reduce funds available for our operations and other purposes, as a larger portion of our cash flow from operations would be dedicated to the payment of principal and interest on our indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	expose us to the risk of increasing interest rates as certain borrowings are, and will continue to be, at variable rates of interest;

•	place us at a disadvantage compared to other, less leveraged competitors; and

•	increase our cost of borrowing.

In addition, the indenture that governs the existing notes, the indenture that will govern the new notes and the credit agreement governing our credit facility and the real estate facilities contain covenants that limit our discretion with respect to business matters, including incurring, as applicable, additional debt, granting additional security interests in our assets, acquisition activity, disposing of assets and other business matters. Other covenants under our credit facility and the real estate facilities include financial maintenance covenants, including current ratio, fixed charge coverage ratio and leverage ratio calculations, as well as a funded debt restriction. A breach of any of these covenants could result in a default under the credit facility and the real estate facilities, which default could result in a default and acceleration of our repayment obligations under the other debt agreements under the cross-default provisions in such other debt agreements.

We have granted in favor of certain of our lenders and other secured parties, including those under our credit facility, manufacturer floor plan facilities, real estate facilities and mortgage loans, a security interest in a substantial portion of our assets. If we default on our obligations under those agreements, the secured parties may be able to foreclose upon their security interests and otherwise be entitled to obtain or control those assets.

Certain of our mortgage loan agreements contain subjective acceleration clauses based on a lender deeming itself insecure or if a “material adverse change” in our business has occurred. If these clauses are implicated, and the lender declares that an event of default has occurred, the outstanding indebtedness thereunder would likely be immediately due and owing.

If these events were to occur, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on terms acceptable to us. As a result of this risk, we could be forced to take actions that we otherwise would not take, or not take actions that we otherwise might take, in order to comply with these agreements.

In addition, the lenders’ obligations to make loans or other credit accommodations under the credit facility and certain of our loan agreements, including the 2021 real estate facility, our manufacturer floor plan facilities and mortgage loans are subject to the satisfaction of certain conditions precedent including, for example, that our representations and warranties in the agreement are true and correct in all material respects as of the date of the proposed credit extension. If any of our representations and warranties in those agreements are not true and correct in all material respects as of the date of a proposed credit extension, or if other conditions precedent are not satisfied, we may not be able to request new loans or other credit accommodations under those credit facilities, which could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Additionally, our mortgages generally have five to ten-year terms, after which the debt needs to be renewed or replaced. A decline in the appraised value of real estate or a reduction in the loan-to-value lending ratios for new or renewed real estate loans could result in our inability to renew maturing real estate loans at the debt level existing at maturity, or on terms acceptable to us, requiring us to find replacement lenders or to refinance at lower loan amounts.

As of March 31, 2021, approximately 10.4% of our total debt (excluding new and used vehicle floor plan financing) was variable rate. The majority of our variable rate debt is indexed to the one-month LIBOR rate. The current interest rate environment is at historically low levels, and interest rates will likely increase in the future. In the event interest rates increase, our borrowing costs may increase substantially even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming all loans under the credit facility are fully drawn, each quarter point change in interest rates would result in a $9.4 million change in annual interest expense on our indebtedness under our credit facility. Additionally, fixed rate debt that matures may be renewed at interest rates significantly higher than current levels. As a result, this could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indentures that govern the existing notes and the credit agreements governing our credit facility and the real estate facilities contain restrictions on the incurrence of additional indebtedness, and the indenture that will govern the notes offered in the Concurrent Notes Offering will contain restrictions on the incurrence of additional secured indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of March 31, 2021, the revolving line of credit and used and service loaner vehicle floor plan financing under our credit facility and other lines of credit provided for unused commitments of approximately $1,200.3 million (after giving effect to $17.7 million of outstanding letters of credit and based on borrowing base calculations that fluctuate monthly). On April 29, 2021, we amended our credit facility to increase the total financing commitment to $3.75 billion and extend the expiration date to April 2026. On April 12, 2021, we entered into the 2021 real estate facility which provides financing commitments of up to $300.0 million. See “—Recent Developments—Credit Facility” and “—Recent Developments—2021 Real Estate Facility.”.

The terms of the credit agreement governing our credit facility, the real estate facilities, the indenture that governs the existing notes and the indenture that will govern the new notes will restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture that will govern the notes new notes will contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur liens;

•	engage in sale and leaseback transactions; and

•	consolidate, merge or sell all or substantially all of our assets.

The indentures that govern the existing notes and the credit agreements governing our credit facility and the real estate facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in the credit agreement governing our credit facility and the real estate facilities require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet them. See the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2020.

A breach of the covenants or restrictions under the indenture that will govern the new notes, the indenture that governs the existing notes or under the credit agreements governing our credit facility and the real estate facilities could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our credit facility and the real estate facilities would permit the lenders under our credit facility to terminate all commitments to extend further credit under those facilities. Furthermore, if we were unable to repay the amounts due and payable under any of our credit facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

We may not be able to repurchase the existing notes or new notes or satisfy our other debt obligations upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will, subject to certain exceptions, be required to offer to repurchase all outstanding existing notes and the new notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. In addition, upon the occurrence of a change in control or another event of default as defined in our credit agreement, the agent under the credit agreement will have the right to declare all outstanding obligations immediately due and payable and to terminate the availability of future advances to us. There can be no assurance that we would have sufficient resources available to repurchase the existing notes and the new notes and satisfy all of our obligations under the credit agreement in the event of a change in control or fundamental change. In the event we were unable to satisfy these obligations, it could have a material adverse impact on our business and our common stock holders. A “change in control” as defined in our credit agreement includes, among other events, the acquisition by any person, or two or more persons acting in concert, in either case other than Lithia Holdings Company, L.L.C., Sid DeBoer or Bryan DeBoer, of beneficial ownership (within the meaning of Rule 13d-3 of the SEC under the Securities Exchange Act of 1934) of 20% or more of the outstanding shares of our voting stock on a fully diluted basis.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $967.1 million (or approximately $1,112.2 million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions and our estimated offering expenses.

Each $1.00 increase (decrease) in the assumed offering price of $366.09 per share, the last reported sale price of our common stock on the NYSE on May 17, 2021, would (decrease) increase the number of shares of common stock to be issued by approximately 7.4 thousand, assuming the aggregate dollar amount of shares of common stock offered by us remains the same.

We intend to use the net proceeds from this offering (including the net proceeds available from any exercise of the underwriters’ option to purchase additional shares) for general corporate purposes, which could include financing possible acquisitions, repaying or refinancing debt, working capital and capital expenditures. If we do not use the net proceeds immediately, we may temporarily invest them in short-term, interest-bearing obligations. Neither this offering nor the concurrent notes offering is conditioned upon the completion of the other offering, so it is possible that this offering occurs and the concurrent notes offering does not occur, and vice versa.

DIVIDEND POLICY

Subject to legally available funds, we intend to continue to pay quarterly cash dividends on our common stock. We paid a dividend of $0.30 per share (or approximately $13.8 million in the aggregate) in the first and second quarters of 2020 and $0.31 per share (or approximately $23.5 million in the aggregate) in each of the third and fourth quarters of 2020 and the first quarter of 2021. On April 21, 2021 we announced a cash dividend of $0.35 per share to be paid on May 21, 2021 to the shareholders of record as of May 7, 2021, in an aggregate amount of $9.3 million. Accordingly, purchasers of shares of our common stock in this offering will not receive this dividend.

The payment of any dividends in future periods is subject to the discretion of our board of directors and depends upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. Our dividend policy may be suspended or canceled, and the amount of any future dividend payment may be changed, at the discretion of our board of directors at any time and for any reason.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2021 on:

•	an actual basis; and

•

an as adjusted basis, after giving effect to the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock (without giving effect to the application of the net proceeds therefrom as described under “Use of Proceeds”).

You should read this table together with the information presented under “Summary—Summary Historical Financial Information and Other Data” and “Use of Proceeds” included in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and our historical consolidated financial statements and related notes, each of which is incorporated by reference in this prospectus supplement.

(in millions)	As of March 31, 2021
	Actual	As adjusted
	(Unaudited)
Cash and cash equivalents(1)	$170.3	$1,137.4

Debt:
Credit facilities, consisting of the following(2):
New vehicle inventory financing facility	$1,480.7	$1,480.7
Used and service loaner vehicle inventory financing facility	—	—
Revolving lines of credit(3)	100.0	100.0
Floor plan notes payable(4)	341.5	341.5
Real estate mortgages(5)	604.7	604.7
5.25% Senior notes due 2025(6)	300.0	300.0
4.625% Senior notes due 2027(6)	400.0	400.0
4.375% Senior notes due 2031(6)	550.0	550.0
Other debt(7)	229.6	229.6

Total debt	4,006.5	4,006.5

Stockholders’ Equity(8):
Preferred Stock—no par value; authorized 15.0 shares; none outstanding actual and as adjusted	—	—
Class A common stock—no par value; authorized 100.0 shares; issued and outstanding 26.6 actual, and 29.3 as adjusted	789.9	1,757.0
Class B common stock—no par value; authorized 25.0 shares; none outstanding actual and as adjusted	—	—
Additional paid-in capital	36.0	36.0
Accumulated other comprehensive loss	(4.5)	(4.5)
Retained earnings	1,986.2	1,986.2

Total stockholders’ equity	2,807.6	3,774.7

Total capitalization	6,814.1	7,781.2

(1)

Does not reflect the $500 million aggregate principal amount of new notes we expect to issue in the concurrent notes offering. Neither this offering nor the concurrent notes offering is conditioned upon the completion of the other offering.

(2)

On April 29, 2021, we amended our credit facility to, among other things, increase the total financing commitment to $3.75 billion and extend the expiration date to April 2026. As a result, our credit facility consists of a $3.75 billion aggregate financing commitment, which we are permitted to allocate among (i) floor plan financing for new vehicle inventory, (ii) floor plan financing for used vehicles (up to 16.50% of aggregate commitments), (iii) service loaner floor plan financing (up to $100.0 million) and (iv) revolving financing for general corporate purposes, including acquisitions and working capital (up to 18.75% of aggregate commitments). Our credit facility may be expanded to $4.25 billion total availability, subject to lender approval. Additionally, we have certain other lines of credit with an aggregate financing commitment of $80 million for general corporate purposes, including acquisitions and working capital. Substantially all of these other lines of credit mature in 2021 and have interest rates ranging up to 5.55%. As of March 31, 2021, we had no outstanding debt on these other lines of credit.
(3)

As of March 31, 2021, the revolving line of credit and used and service loaner vehicle floor plan financing under our credit facility and our other lines of credit would have provided for unused commitments of approximately $1,200.3 million (after giving effect to $17.7 million of outstanding letters of credit and based on borrowing base calculations that fluctuate monthly). Because the borrowing capacity under the revolving line of credit is determined on the basis of a borrowing base comprised of a portion of certain accounts, receivables, invoices, inventory and equipment that fluctuate, such amount may not reflect actual or future borrowing capacity. We would also have additional commitments available under the credit facility for floor plan financing.

Subsequent to March 31, 2021, we have made additional borrowings under our revolving lines of credit. As of April 30, 2021, we had $245.8 million (including $17.7 million of letters of credit outstanding) outstanding under the revolving line of credit under our credit facility, and $200 million of borrowings outstanding under the 2020 real estate backed credit facility we entered into on July 14, 2020. In addition, we had $225.6 million of borrowings outstanding under the 2021 real estate facility we entered into on April 12, 2021. As of April 30, 2021, the revolving line of credit and used and service loaner vehicle floor plan financing under our credit facility and our other lines of credit would have provided for unused commitments of approximately $631.9 million (after giving effect to $17.7 million of outstanding letters of credit and based on borrowing base calculations that fluctuate monthly).

(4)	Consists of floor plan agreements with manufacturer-affiliated finance companies for new vehicles at certain stores and vehicles designated for use as service loaners.
(5)	Consists of mortgages associated with our owned real estate.
(6)	Reflects the principal amount and does not reflect deferred financing fees and expenses.
(7)	Includes finance lease obligations of $240 million, unamortized debt issuance costs related to the existing notes and other debt obligations.
(8)

Pursuant to the ATM Equity OfferingSM Sales Agreement we may sell up to an aggregate gross sales price of $400,000,000 of our common stock through the Sales Agents. As the date of this prospectus supplement, we have not sold any shares of common stock under the ATM Equity OfferingSM Sales Agreement.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address any tax considerations arising under the laws of any U.S. state or local jurisdiction or non-U.S. jurisdiction or under the U.S. federal gift tax laws. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus supplement. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an entity or arrangement treated as a partnership;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) have the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not address all U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, this summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

•

financial institutions, insurance companies, tax-exempt organizations, pension plans, brokers, dealers or traders in stocks, securities or currencies, certain former citizens or long-term residents of the United States, controlled foreign corporations or passive foreign investment companies;

•	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding capital stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “Dispositions of Our Common Stock”.

Distributions on our common stock that are treated as dividends, and that are not effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30%. A Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. In order to claim the benefit of an applicable income tax treaty, a Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock.

Distributions on our common stock that are treated as dividends, and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular rates and in the manner applicable to United States persons (unless the Non-U.S. Holder is eligible for and properly claims the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States, in which case the Non-U.S. Holder may be eligible for a lower rate under the applicable income tax treaty). Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the withholding of U.S. federal income tax discussed above if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits” tax at a 30% rate (or a lower rate if the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, subject to certain adjustments.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “Backup Withholding and Information Reporting” and “FATCA Withholding”.

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding thereof) on any gain recognized on any sales or other dispositions of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

•

the Non-U.S. Holder is an individual who is present in the United States 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S.-source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the Non-U.S. Holder is not considered a resident of the United States under the Code; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations). However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “Backup Withholding and Information Reporting” and “FATCA Withholding”.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-U.S. Holder any distributions on our common stock paid to the Non-U.S. Holder (regardless of whether such distributions constituted dividends) and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of a treaty or agreement.

The gross proceeds from sales or other dispositions of our common stock may be subject to backup withholding and information reporting, unless the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as “FATCA”) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). Under proposed Treasury regulations that may be relied upon pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. Non-U.S. Holders are encouraged to consult their own tax advisors regarding FATCA.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as the representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Underwriter	Number of shares of common stock
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
BTIG, LLC
Craig-Hallum Capital Group
Guggenheim Securities, LLC
Jefferies LLC
Stephens Inc.
Wells Fargo Securities, LLC
The Benchmark Company, LLC
Citigroup Global Markets Inc.
Seaport Global Securities LLC

Total

The underwriters are collectively referred to as the “underwriters.” The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions and that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased. The offering of the shares of the common stock by the underwriters is subject to receipt and acceptance of the shares and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares, the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to $150 million of additional shares of common stock from us at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting Discounts and Expenses

The following table shows the public offering price, underwriting discount and proceeds before expenses to us with respect to this offering of shares of common stock. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to $150 million of additional shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, excluding underwriting discounts and commissions, will be approximately $450,000. We have also agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $15,000.

Electronic Distribution

In connection with the offering, the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Lock-Up Agreements

We have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives; provided that we may issue up to 10% of outstanding common stock or substantially similar securities in connection with certain M&A transactions. In addition, our directors and certain of our executive officers have agreed to similar restrictions with respect to any shares of common stock or securities convertible into or exchangeable for shares of common stock held by each individual for a period of 60 days.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of those liabilities.

New York Stock Exchange Listing

Our common stock is listed on the NYSE under the symbol “LAD.”

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Notices to Prospective Investors

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require the company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

The underwriters have represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(d) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b.	where no consideration is or will be given for the transfer;

c.	where the transfer is by operation of law;

d.	as specified in Section 276(7) of the SFA; or

e.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Certain Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates have provided, from time to time, and may continue to provide to us and to persons and entities that have relationships with us, investment banking, commercial banking, financial and other services, including letters of credit, share repurchase, depository and account processing services, for which we have paid and intend to pay customary fees. Certain of the underwriters are acting as initial purchasers in connection with the concurrent notes offering, for which they will be paid customary fees and receive customary expense reimbursements. In addition, affiliates of certain of the underwriters are agents and/or lenders under our credit facility, real estate facilities and securitization facility, or holders of existing notes, and may receive a portion of the net proceeds from this offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default and other financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve or relate to assets, securities and/or instruments of ours or our affiliates (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, and certain matters with respect to Oregon law, including the validity of the shares of common stock offered hereby, will be passed upon for us by Perkins Coie LLP, Portland, Oregon. Legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Lithia Motors, Inc. as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, have been incorporated by reference herein, and in the registration statement in reliance upon the reports audited by KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2020 financial statements refers to a change in the accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification 842, Leases.

WHERE YOU CAN FIND MORE INFORMATION

Lithia Motors, Inc. files annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-14733). You may read and copy any document Lithia Motors, Inc. has filed or will file with the SEC at the SEC’s public website (www.sec.gov). Those filings are also made available to the public on, or accessible through, Lithia Motors, Inc.’s website at www.lithiainvestorrelations.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated by reference in this prospectus supplement or to be part of this prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying base prospectus, and later information filed with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering of our common stock pursuant to this prospectus supplement (in each case, other than information deemed furnished and not filed in accordance with SEC rules, including pursuant to Items 2.02 and 7.01 of Form 8-K or corresponding information furnished under Item 9.01 or included in a furnished exhibit, except as stated specifically below):

•

Our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on February  19, 2021, including those portions of our Proxy Statement on Schedule 14A filed with the SEC on March 16, 2021 that are incorporated by reference in such Annual Report;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on April 29, 2021;

•	Our Current Reports on Form 8-K filed with the SEC on February 3, 2021 (only Item 8.01), April 15, 2021, April 21, 2021 (only Item 8.01), May 4, 2021 and May 4, 2021; and

•

The description of the Company’s common stock contained in the Registration Statement on Form 8-A filed with the SEC on December 18, 1998, as supplemented by the “Description of Capital Stock” included in the accompanying base prospectus and including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Lithia Motors, Inc.

Investor Relations

150 N. Bartlett Street

Medford, Oregon 97501

(877) 331-3084

PROSPECTUS

Lithia Motors, Inc.

Class A Common Stock

Preferred Stock

Depositary Shares

Warrants

Rights

Stock Purchase Contracts

Units

We may offer and sell from time to time, in one or more offerings, shares of our Class A common stock, preferred stock, depositary shares, warrants, rights, stock purchase contracts or units. These securities may be exercisable or exchangeable for Class A common stock or preferred stock.

The securities described in this prospectus may be offered or sold by us at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under “Plan of Distribution” and in supplements to this prospectus in connection with a particular offering of any of the securities described herein.

This prospectus describes the general manner in which the securities may be offered and sold by us. The specific terms of any securities to be offered will be described in a supplement to this prospectus. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. We urge you to read carefully this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “LAD.” On July 20, 2020, the closing price of our Class A common stock on the New York Stock Exchange was $171.47 per share. Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Investing in our securities involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors set forth under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission on February 21, 2020 (which document is incorporated by reference herein), as well as the risk factors and other information contained in any accompanying prospectus supplement and any related free writing prospectus and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement, before deciding to invest in our securities. See “Information Incorporated By Reference.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 21, 2020.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”), as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using the SEC’s “shelf” registration rules. Pursuant to this prospectus, we may, from time to time, offer and sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. A prospectus supplement may add, update. modify or replace information contained in this prospectus. If information varies between this prospectus and any accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. This prospectus does not contain all the information provided in the registration statement filed with the SEC. You should carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information” and “Information Incorporated By Reference” before you make an investment decision.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is hereby made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information”.

You should rely only on the information provided in this prospectus, including information incorporated by reference in this prospectus as described above, or any prospectus supplement or free writing prospectus that we have specifically referred you to. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We will not make an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference into this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to such offering and the distribution of this prospectus applicable to those jurisdictions.

References in this prospectus to the “Company,” “Lithia,” “Lithia Motors,” “we,” “us” and “our” and similar terms refer to Lithia Motors, Inc. and its consolidated subsidiaries.

ABOUT US

Lithia Motors, Inc. is a leading provider of personal transportation solutions in the United States and is among the fastest growing companies in the Fortune 500 (#252-2020). As of June 30, 2020, we operated 188 locations representing 30 brands in 20 states. Lithia’s rapid growth is powered by people, an industry leading coast-to-coast physical network and ecommerce digital home solutions. Lithia increases market share and optimizes profitability by focusing on the consumer experience and applying proprietary performance measurement systems fueled by data science. Lithia’s unique growth model generates significant cash flows, which funds innovation and the expansion of its nationwide network, creating personal transportation solutions wherever, whenever and however consumers desire.

We offer a wide range of products and services including new and used vehicles, finance and insurance products and automotive repair and maintenance. We strive for diversification in our products, services, brands and geographic locations to reduce dependence on any one manufacturer, reduce susceptibility to changing consumer preferences, manage market risk and maintain profitability. These six different business lines, combined with our geographic and manufacturer diversification, provide a resilient, nimble business model.

We seek to provide customers a seamless, blended online and physical retail experience with broad selection and access to specialized expertise and knowledge. Our physical network enables us to provide convenient touch points for customers and provide services throughout the vehicle life cycle. We use digital technologies to further activate our physical network and capture additional earnings.

Founded in 1946 and incorporated in Oregon in 1968, we completed our initial public offering in 1996. Our principal executive offices are located at 150 North Bartlett Street, Medford, Oregon 97501. Our telephone number at this location is (541) 776-6401. Our website is located at http://www.lithia.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated by reference in this prospectus or to be part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, the documents incorporated by reference herein and our other public statements include statements that constitute forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, you can identify forward-looking statements by terms such as “project,” “outlook,” “target,” “may,” “will,” “would,” “should,” “seek,” “expect,” “plan,” “intend,” “forecast,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “likely,” “goal,” “strategy,” “future,” “maintain,” and “continue” or the negative of these terms or other comparable terms. Examples of forward-looking statements in this prospectus and the documents incorporated by reference herein include, among others, statements we make regarding:

•	Future market conditions, including anticipated car sales levels;

•	Anticipated impacts on consumer demand or governmental restrictions related to the COVID-19 pandemic or otherwise;

•	Expected level of business interruption due to COVID-19 related shelter in place policies or lifting of those restrictions, and when volumes and consumer demand will return;

•	Continuation of our sales and services, including in-store appointments and home deliveries;

•	Expectations regarding our inventory levels and manufacturer and lender incentives;

•	Expected operating results, such as improved store performance; continued improvement of selling, general and administrative expenses (“SG&A”) as a percentage of gross profit and all projections;

•	Anticipated integration, success and growth of acquired stores;

•	Anticipated ability to capture additional market share;

•	Anticipated ability to find accretive acquisitions;

•	Expected revenues from acquired stores;

•	Anticipated synergies, ability to monetize our investment in Shift Technologies, Inc. (“Shift”) and digital innovation;

•	Anticipated additions of dealership locations to our portfolio in the future;

•	Anticipated financial condition and liquidity, including from our cash, availability on our credit facility and unfinanced real estate;

•	Anticipated use of proceeds from our financings;

•	Anticipated allocations, uses and levels of capital expenditures in the future;

•	Expectations regarding compliance with financial and restrictive covenants in our credit facility and other debt agreements;

•	Statements regarding furloughed employees and cost reductions; and

•	Our strategies for customer retention, growth, market position, financial results and risk management.

The forward-looking statements contained or incorporated by reference in this prospectus involve known and unknown risks, uncertainties and situations that may cause our actual results to materially differ from the results expressed or implied by these statements. Certain important factors that could cause actual results to differ from our expectations are discussed under “Item 1A. Risk Factors” in each of our (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the SEC on February 21, 2020 and (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, as filed with the SEC on April 24, 2020 (which documents are incorporated by reference herein), as well as other risk factors described under the caption “Risk Factors” in any accompanying prospectus supplement and in other filings we may make from time to time with the SEC. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus and the documents incorporated by reference herein.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained or incorporated by reference in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained or incorporated by reference in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that depend on circumstances that may or may not occur in the future. You should not place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. We assume no obligation to update or revise any forward-looking statement.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding to invest in our securities, you should carefully consider the risks set forth under “Item 1A. Risk Factors” in each of our (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the SEC on February 21, 2020 and (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, as filed with the SEC on April 24, 2020 (which documents are incorporated by reference herein), as well as other risk factors described under the caption “Risk Factors” in any accompanying prospectus supplement and in other filings we may make from time to time with the SEC. See “Information Incorporated By Reference” and “Where You Can Find More Information.” If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations and prospects could be materially adversely affected. See also the information contained under the heading “Cautionary Note Regarding Forward-Looking Statements” above.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities by us described in this prospectus for general corporate purposes, which could include financing possible acquisitions, repayment of obligations that have matured, reducing or refinancing debt, working capital and capital expenditures. Until the net proceeds have been used, we may temporarily invest net proceeds in short-term securities.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms and provisions of the shares of our common and preferred stock based on the provisions of our Restated Articles of Incorporation, as amended (our “Articles”), our Second Amended and Restated Bylaws (our “Bylaws”) and applicable provisions of the Oregon Business Corporation Act (“OBCA”). This description is not complete and is subject to, and is qualified in its entirety by, reference to our Articles, Bylaws and the OBCA.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock and 15,000,000 shares of preferred stock, each with no par value.

Common Stock

Each share of our common stock is designated as either Class A common stock or Class B common stock. As of June 30, 2020, there were 22,417,456 shares of Class A common stock outstanding and 400,000 shares of Class B common stock outstanding. All shares of the outstanding Class B common stock are held by Lithia Holding Company, L.L.C. (“Lithia Holding”). Sidney B. DeBoer Trust U.T.A.D. January 30, 1997 (the “Trust”) is the manager of Lithia Holding and Sidney DeBoer, as the trustee of the Trust, has the authority to vote all of the issued and outstanding shares of our Class B common stock.

At the special meeting of shareholders held on January 21, 2019, we entered into a Class B Conversion Agreement with Sidney B. DeBoer, pursuant to which Mr. DeBoer agreed to cause all of the remaining shares of our Class B common stock to be converted into shares of our Class A common stock by December 31, 2025. The Class B Conversion Agreement requires the conversion of at least 15% of the original 1,000,000 Class B shares by the end of every two years, with at least the first 15% to be converted by December 31, 2020, a total of at least 30% by December 31, 2022, a total of at least 45% by December 31, 2024, and the balance by December 31, 2025. As of December 31, 2019, Lithia Holding held 600,000 shares of our Class B common stock.

Voting

Holders of Class B common stock are entitled to ten votes for each share held, while holders of Class A common stock are entitled to one vote for each share held. The Class A and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The OBCA, however, entitles either the Class A or Class B common stock to vote as a separate voting group on any proposed amendment of our Articles requiring shareholder approval if the proposed amendment would:

•	increase or decrease the aggregate number of authorized shares of the class;

•	effect an exchange or reclassification of all or part of the shares of the class into shares of another class;

•	effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class;

•	change the designation, rights, preferences or limitations of all or part of the shares of the class;

•	change the shares of all or part of the class into a different number of shares of the same class;

•	create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the class;

•

increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the class;

•	limit or deny an existing preemptive right of all or part of the shares of the class; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

Shares of the two classes of common stock do not have cumulative voting rights with respect to the election of directors. The absence of cumulative voting could have the effect of preventing shareholders holding a minority of our shares from obtaining representation on the Board.

Dividends and Other Rights

Subject to the preferences applicable to any preferred stock outstanding at the time, holders of shares of our common stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and preferred stock preferences, if any. Each share of Class A and Class B common stock is treated equally with respect to dividends and distributions.

The OBCA allows an Oregon business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the Board of Directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. From time to time, our credit facilities may restrict or prohibit the paying of dividends without our lenders’ consent.

No additional shares of Class B common stock may be issued without the prior approval of shareholders holding a majority of Class A common stock, except in conjunction with stock splits, stock dividends, reclassification and similar transactions and events regarding the Class A common stock that would otherwise have the effect of changing conversion rights of the Class B common stock relative to the Class A common stock.

Holders of our common stock have no preemptive rights nor rights to subscribe for additional securities. Shares of common stock are not redeemable and there are no sinking fund provisions. Shares of Class A common stock are not convertible into any other series or class of our securities. Each share of Class B common stock is freely convertible into one share of Class A common stock at the option of the holder. Each share of Class B common stock shall automatically convert to shares of Class A common stock on a share-for-share basis on the earliest record date for an annual meeting of our shareholders on which the number of shares of Class B common stock outstanding is less than 1% of the total number of shares of common stock outstanding.

Shares of Class B common stock may not be transferred to third parties except for transfers to certain family members and in other limited circumstances. Any purported transfer of Class B common stock to a person who is not a permitted transferee under our Articles is automatically void.

Transfer Agent; Listing

The transfer agent and registrar for the Class A common stock is Broadridge, Edgewood, New York. Our outstanding shares of Class A common stock are listed on the New York Stock Exchange under the symbol “LAD.” Our Class B common stock is not listed on any stock market or exchange.

Preferred Stock

As of June 30, 2020, there were no shares of our preferred stock outstanding. The Board of Directors may, without further action of our shareholders, issue shares of preferred stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, and increase or decrease the number of shares of any such series (but not below the number of such shares then outstanding). The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock provides desirable flexibility in connection with acquisitions, raising capital or other corporate purposes. However, our Board of Directors, without further shareholder approval, can issue preferred stock with voting and conversion rights that would adversely affect the voting power and other rights of the holders of common stock.

Anti-Takeover Effects

Certain provisions of Oregon law and our Articles, summarized in the following paragraphs, may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Class B Common Shares

Our Articles provide for Class A and Class B common stock. A holder of Class B common stock is entitled to ten votes for each share held, while a holder of Class A common stock is entitled to one vote per share held. On most matters, the Class A and Class B common stock vote together as a single class, including the election of our Board of Directors and the approval of any merger. Lithia Holding does not hold any of the outstanding Class A shares, but holds all of the outstanding shares of our Class B common stock, which control approximately 15.1% of the aggregate number of votes eligible to be cast by shareholders. No additional shares of Class B common stock may be issued without the prior approval of shareholders holding a majority of Class A common stock. Therefore, Lithia Holding may be able to influence the outcome of the election of our Board of Directors and corporate actions such as merger or acquisition proposals. In addition, because Sidney B. DeBoer, our Chairman of the Board, is the trustee of the Trust and has the authority to vote all of the issued and outstanding shares of Class B common stock, he may have significant influence over the business and operations of our company.

Authorized Shares

Our Articles authorize the issuance of 100,000,000 shares of Class A common stock. The Class A common shares that are authorized but unissued provide our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us.

In addition, our Articles authorize the issuance of “blank check” voting preferred stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used by management to make uninvited attempts to acquire control more difficult by, for example, diluting the ownership interest or voting power of shareholders, increasing the consideration necessary to effect an acquisition or selling unissued shares to a friendly third party.

Advance Notice Requirements

Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting, or to nominate candidates for election as directors. Our Bylaws also specify certain requirements regarding the form and content of a shareholder notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our meetings of shareholders.

Oregon Control Share Act

We are subject to the Oregon Control Share Act, under which a person who acquires voting stock in a transaction which results in such person holding more than 20%, 33 1/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by such person and shares held by our officers and inside directors, and by the holders of a majority of the outstanding voting shares, including shares held by our officers and inside directors. This vote would be required at the time an acquiring person’s holdings exceed 20% of the total voting power, and again at the time the acquiring person’s holdings exceed 33 1/3% and 50%, respectively. An acquiring person may include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute an acquisition covered by the provisions of the OBCA described here. The acquiring person may, but is not required to, submit to us an “Acquiring Person Statement” setting forth certain information about the acquiring person and its plans with respect to us. The Acquiring Person Statement may also request that we call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the acquiring person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquiring person’s control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised “fair value” of their shares, which may not be less than the highest price paid per share by the acquiring person for the control shares.

Oregon Business Combination Act

We are also subject to the Oregon Business Combination Act, which generally provides that in the event a person or entity acquires 15% or more of our voting stock, we and such person or entity, or any affiliated entity, may not engage in the following business combination transactions for a period of three years following the date the person acquired 15% or more of the voting stock:

•	a merger or plan of share exchange;

•

any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of our assets or outstanding capital stock; and

•	transactions that result in the issuance of our capital stock to the shareholder that acquired 15% or more of the voting stock.

These restrictions do not apply if:

•

the shareholder that acquired 15% or more of the voting stock, as a result of such acquisition, owns at least 85% of our outstanding voting stock disregarding shares owned by directors who are also officers and certain employee benefit plans;

•	our Board of Directors approves the share acquisition or business combination before the shareholder acquired 15% or more of our voting stock; or

•

our Board of Directors and the holders of at least two-thirds of our outstanding voting stock, disregarding shares owned by the shareholder that acquired 15% or more of the voting stock, approve the transaction on or subsequent to the date the shareholder acquires 15% or more of our voting stock.

The Oregon Control Share Act and the Oregon Business Combination Act will have the effect of encouraging any potential acquirer to negotiate with our Board of Directors and will also discourage potential acquirers unwilling to comply with the provisions of these laws. An Oregon corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. We have not adopted such a provision and do not currently intend to do so. These laws may make us less attractive for takeover, and thus shareholders may not benefit from a rise in the price of our Class A common stock that a takeover could cause.

DESCRIPTION OF OTHER SECURITIES

We will set forth in the applicable prospectus supplement a description of any depositary shares, warrants, rights, purchase contracts or units that may be offered pursuant to this prospectus.

PLAN OF DISTRIBUTION

General

We may sell the securities covered by this prospectus from time to time using one or more of the following methods:

•	underwritten public offerings;

•	“at the market” sales to or through market makers or into an existing market for the securities;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales (including short sales “against the box”);

•	through the writing or settlement of standardized or over-the-counter options or other hedging or derivative transactions, whether through an options exchange or otherwise;

•	by pledge to secure debts and other obligations;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of our securities may include the following information to the extent required by law:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents participating in the offering;

•	the purchase price of the securities sold by us to any underwriter or dealer and the net proceeds we expect to receive from the offering;

•	any options pursuant to which underwriters may purchase additional securities from us;

•	any delayed delivery arrangements;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

We may offer our securities to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our securities, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of our securities, underwriters may receive compensation from us in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions.

If we use an underwriter or underwriters to effectuate the sale of securities, we will execute an underwriting agreement with those underwriters at the time of sale of such securities. To the extent required by law, the names of the underwriters will be set forth in the prospectus supplement used by the underwriters to sell those securities. Unless otherwise indicated in the prospectus supplement relating to a particular offering of securities, the obligations of the underwriters to purchase our securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from us (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of securities, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

We may also sell our securities from time to time through agents. The applicable prospectus supplement will name any agent involved in the offer or sale of such securities and will list commissions payable to these agents if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless otherwise stated in any required prospectus supplement.

We may sell our securities directly to purchasers. In this case, we may not engage underwriters or agents in the offer and sale of such securities.

Other than our common stock, all securities offered by this prospectus will be a new issue of securities with no established trading market. Any underwriter to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange or a foreign securities exchange, except for the common stock which is currently listed and traded on the New York Stock Exchange. Any common stock sold by this prospectus will be listed for trading on the New York Stock Exchange subject to official notice of issuance. We cannot give you any assurance as to the liquidity of the trading markets for any securities.

Indemnification

We may enter agreements under which underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Related Transactions

Various underwriters who participate in the distribution of securities, and their affiliates, may perform various commercial banking, investment banking or other services for us from time to time in the ordinary course of business.

Price Stabilization and Short Positions

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering (that is, if they sell more securities than are set forth on the cover page of the accompanying prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Unless otherwise specified in connection with the particular offering of any securities, the validity of the securities offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York and, as to certain matters of Oregon law, by Perkins Coie LLP, Portland, Oregon.

EXPERTS

The consolidated financial statements of Lithia Motors, Inc. as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, have been incorporated by reference herein, and in the registration statement in reliance upon the reports audited by KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2019 financial statements refers to a change in the accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification 842, Leases.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2019, contains an explanatory paragraph that states the Company acquired nine stores during 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, all of these acquired stores’ internal control over financial reporting. The total assets of these nine stores represented approximately 4% of consolidated total assets as of December 31, 2019 and approximately 2% of consolidated revenues for the year ended December 31, 2019. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of these nine stores.

WHERE YOU CAN FIND MORE INFORMATION

Lithia Motors, Inc. files annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-14733). You may read and copy any document Lithia Motors, Inc. has filed or will file with the SEC at the SEC’s public website (www.sec.gov). Those filings are also made available to the public on, or accessible through, Lithia Motors, Inc.’s website at www.lithiainvestorrelations.com. The information contained on, or that can be accessed through, Lithia Motors, Inc.’s website is deemed not to be incorporated by reference in this prospectus or to be a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any accompanying prospectus supplement, and later information filed with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering under this prospectus and any prospectus supplement (in each case, other than information deemed furnished and not filed in accordance with SEC rules, including pursuant to Items 2.02 and 7.01 of Form 8-K or corresponding information furnished under Item 9.01 or included in a furnished exhibit, except as stated specifically below):

•

the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 21, 2020, as amended by Form 10-K/A filed with the SEC on February 28, 2020, including those portions of our Proxy Statement on Schedule 14A filed with the SEC on March 11, 2020 that are incorporated by reference in such Annual Report;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed with the SEC on April 24, 2020;

•

the Company’s Current Reports on Form 8-K filed with the SEC on February 12, 2020 (only Item 8.01), March 27, 2020, April 13, 2020 (only Item 8.01), April 22, 2020 (only Item 8.01), April 24, 2020, June 2, 2020, July 7, 2020 and July 16, 2020; and

•

the description of the Company’s common stock contained in the Registration Statement on Form 8-A filed with the SEC on December 18, 1998, as supplemented by the “Description of Capital Stock” included in this prospectus and including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Lithia Motors, Inc.

Investor Relations

150 N. Bartlett Street

Medford, Oregon 97501

(877) 331-3084

$1,000,000,000

Lithia Motors, Inc.

Common Stock

PRELIMINARY PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

J.P. Morgan	Goldman Sachs & Co. LLC

Bookrunners

BofA Securities	BTIG	Craig-Hallum

Guggenheim Securities	Jefferies	Stephens Inc.	Wells Fargo Securities

Co-Managers

The Benchmark Company	Citigroup	Seaport Global Securities

                    , 2021